                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2003

                                   MARCONI PLC
             (Exact name of Registrant as specified in its Charter)

                                New Century Park
                                   P.O. Box 53
                                    Coventry
                               Warwickshire CV 1HJ
                                 United Kingdom
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F...X... Form 40-F......

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ........ No ...X...

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                               INCLUDED DOCUMENTS

Included in this report is the annual report and accounts 2002/03 in respect of Marconi plc.

                                                        Registration No. 3846429


MARCONI PLC

REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 MARCH 2003

CONTENTS


1    Directors' report
3    Report to shareholders by the Board on directors' remuneration
10   Statement of directors' responsibilities
11   Independent auditors' report to the members of Marconi plc
12   Consolidated profit and loss account
13   Balance sheets
14   Consolidated cash flow statement
14   Reconciliation of net cash flow to movements in net monetary debt
15   Consolidated statement of total recognised gains and losses
15   Reconciliation of movements in equity shareholders' interests
16   Notes to the accounts
44   Notice of meeting

DIRECTORS' REPORT


The directors present their report and the financial statements of the Company for the year ended 31 March 2003.


1  ACTIVITIES AND PROSPECTS

In respect of the year ended 31 March 2003 and until 19 May 2003, the Company was the ultimate holding company for the Marconi Group; which designs, manufactures and supplies telecommunications equipment and provides related services.

Under the schemes of arrangement of Marconi Corporation plc and the Company, pursuant to Section 425 of the Companies Act 1985, which became effective on 19 May 2003, the Company ceased to be the ultimate holding company of the Marconi Group on 19 May 2003. Trading in the Company's shares on The London Stock Exchange ceased on 16 May 2003 and the Company's shares were subsequently delisted.

Pursuant to the Company's scheme of arrangement (the Scheme), the remaining assets of the Company will be distributed over time to its creditors, following which it is intended that the Company will be liquidated or dissolved. There will be no circumstances in which any value will be returned to shareholders under the terms of the Scheme.

This report and the financial statements are being produced and distributed to shareholders to comply with the requirements of the Companies Act 1985, which continue to apply irrespective of the Scheme.


2  RESULTS AND DIVIDENDS

The loss on ordinary activities after taxation during the year was Pound Sterling 802 million (2002: Pound Sterling 5,875 million). Under the terms of the Scheme, no dividend is payable.


3  DIRECTORS AND SCHEME SUPERVISORS

The membership of the Board during the year was:

Mr M K Atkinson                  (appointed 16 December 2002)
Mr D C Bonham
Sir William Castell              (resigned 8 October 2002)
Mr J F Devaney                   (appointed 16 December 2002)
Mr M J Donovan
The Rt. Hon The Baroness Dunn    (resigned 11 April 2002)
Mr S Hare                        (resigned 14 November 2002)
Mr C C Holden                    (appointed 14 November 2002)
Mr W K Koepf                     (appointed 16 December 2002)
Mr M W J Parton
Sir Alan Rudge                   (resigned 16 December 2002)
Mr A L Thomas                    (appointed 20 May 2002; resigned 14 March 2003)
Hon Raymond G H Seitz            (resigned 16 December 2002)
Mr N J Stapleton                 (resigned 8 October 2002)

On 19 May 2003 Mr M K Atkinson, Mr D C Bonham, Mr J F Devaney and Mr W K Koepf resigned as directors of the Company.

Also on 19 May 2003, Mr R Heis and Mr P W Wallace, both of KPMG LLP, 8 Salisbury Square, London EC4Y 8BB, were appointed initial supervisors pursuant to the Scheme.

Following the approval of this report and the financial statements on 4 August 2003, it is intended that Mr M W J Parton and Mr M J Donovan will resign and Mr J J White and Mr C J Shaw will be appointed, as directors of the Company.


4  DIRECTORS' INTERESTS

The interests of the directors in the share capital of the Company are shown in the Report to shareholders by the Board on directors' remuneration on pages 8 and 9.


5  PAYMENT OF CREDITORS

In its role as the ultimate holding company of the Marconi Group, the Company had no revenue and no trade creditors, as in previous years. It is not, therefore, possible to provide statistics for the Company as required by the Companies Act 1985.

DIRECTORS' REPORT continued


6  EMPLOYEES

During the year and until 19 May 2003, individual employees and their representatives were kept informed of current business issues through briefing groups, training seminars and professional networks as well as through more formal consultative procedures.

Full and fair consideration was given to applications for employment from people with disabilities having regard to their aptitudes and abilities; special arrangements were made to support the continued employment of those who became disabled. Wherever practical, access, facilities and training programmes were made available allowing people with disabilities to participate at work to the best of their ability.

Since 19 May 2003 the Company has had no employees.


7  ANNUAL GENERAL MEETING

Notice of the 2003 Annual General Meeting is given on page 44.

The special business at the Annual General Meeting is a special resolution to change the name of the Company to M (2003) plc. This is to satisfy a requirement of the Scheme.

By Order of the Board



K D SMITH
Secretary

Registered Office:
New Century Park, PO Box 53
Coventry, Warwickshire CV3 1HJ

4 August 2003

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION


A  INTRODUCTION

The following report outlines the Company's policy on remuneration of executive and non-executive directors of the Company and senior executives of the Group and details actual remuneration of both executive and non-executive directors of the Company for the year ended 31 March 2003. During the year, remuneration of executive directors was considered by the Remuneration Committee of the Company. Remuneration of non-executive directors was considered by the Board.

With the exception of the remuneration detailed in respect of D C Bonham, Sir William Castell, The Rt. Hon The Baroness Dunn, Sir Alan Rudge, Hon Raymond G H Seitz and N J Stapleton, all remuneration detailed in this report has also been disclosed in the Report and Accounts of Marconi Corporation plc for the year ended 31 March 2003.

In preparing this report, the Company is required to comply with the Directors' Remuneration Report Regulations 2002 but has also given consideration to, where appropriate, the Listing Rules, Schedule B to the Combined Code and the Higgs Review.

It is the intention of the Board to put this report to an advisory vote of shareholders at the forthcoming Annual General Meeting at which the financial statements will be considered. The Board unanimously recommend that shareholders vote in favour of this report.


B  THE REMUNERATION COMMITTEE

(i) Membership

The following individuals were members of the Remuneration Committee during the year ended 31 March 2003, all of whom were non-executive directors:

M K Atkinson
D C Bonham (Chairman)
Sir Wiliam Castell
J F Devaney
W K Koepf
Sir Alan Rudge
Hon Raymond G H Seitz
N J Stapleton
A L Thomas

The Remuneration Committee operated in accordance with written terms of reference, which were determined by the Board. In accordance with the best practice recommendations of the Combined Code, the Remuneration Committee's members were all independent of management and free from any business or other relationship, which could materially interfere with the exercise of their independent judgement.

The Remuneration Committee had access to the advice and services of Neil Sutcliffe, Chief Human Resources Officer and Peter Harris, Vice President Compensation neither of whom were formally appointed by the Remuneration Committee.

(ii) Remuneration policy

The role of the Remuneration Committee has been to determine, on behalf of the Board, the broad framework for executive remuneration including the remuneration of executive directors.

The underlying principles adopted by the Remuneration Committee during the year have been:

o to ensure that executive remuneration policy and practices support business strategy and are cost effective;

o to provide remuneration packages which are competitive within the Company's operating environment, enabling the Company to attract, retain and motivate senior executives with high quality and appropriate skills; and

o to operate short and long-term incentive plans, as part of total remuneration, which reward the delivery of results aligned with shareholders' interests while limiting earnings where there is under-performance.

The exceptional nature of the challenges faced by the Company during the year, including the extremely difficult trading conditions requiring continuing major reductions in the cost base and the process involved in the schemes of arrangement in respect of the Company and Marconi Corporation plc, which became effective on 19 May 2003 (the Restructuring), have all had major implications for the remuneration of executives during the year under these principles.

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION continued


In supporting the Restructuring, the objectives of the Remuneration Committee in the year have been:

o to ensure that the management team is fairly and equitably rewarded in accordance with the changed circumstances of the Company; and

o to provide management and employees with appropriate incentives focused on the priorities of cash generation and successful completion of the Restructuring.

As a consequence of the Restructuring the Company was delisted from the London Stock Exchange on 19 May 2003 and no longer has a remuneration committee.

It is the current intention of the Board, that the new directors who are expected to be appointed on or after 4 August 2003, as disclosed in the directors' report on page 1, will be paid fees in line with appropriate market rates, taking into account their experience and the unique circumstances of the Company.


C  DIRECTORS' SERVICE AGREEMENTS

During the year ended 31 March 2003, the Remuneration Committee determined the terms and conditions of executive directors' service agreements, including duration, notice period and termination provisions. In determining any termination provisions or payments the Remuneration Committee has paid due regard to both individual circumstances and the need for mitigation.

The following is a summary of the details of the service agreements of each director who served during the year ended 31 March 2003:

                                        Effective date            Unexpired term
                                            of service                and notice
                                      agreement/letter              period as at
Name of director                        of appointment             31 March 2003
-----------------------------         ----------------            --------------
CURRENT DIRECTORS:
M J Donovan                                19 May 2003              See note (2)
C C Holden                            13 December 2002              See note (3)
M W J Parton                               19 May 2003              See note (4)

FORMER DIRECTORS:
M K Atkinson                          16 December 2002               32.5 months
D C Bonham                               10 April 2001                 12 months
Sir William Castell                       2 March 2000                      None
The Rt. Hon The Baroness Dunn             2 March 2000                      None
J F Devaney                           16 December 2002              See note (1)
S Hare                                 1 December 2001              See note (6)
W K Koepf                             16 December 2002               32.5 months
Sir Alan Rudge                            2 March 2000                      None
Hon Raymond G H Seitz                     2 March 2000                      None
N J Stapleton                             2 March 2000                      None
A L Thomas                                 20 May 2002                      None

NOTES:

(1) Mr Devaney's service agreement is with Marconi Corporation plc. It is terminable by either party by giving three months' notice and terminates on his 65th birthday. There are no clauses in his service agreement relating to pay in lieu of notice.

(2) During the year ended 31 March 2003, Mr Donovan's terms of employment were set out in a service agreement with the Company, dated 1 June 2002, which was novated to Marconi Corporation plc on 17 March 2003. This was replaced with a new service agreement with Marconi Corporation plc which was effective on 19 May 2003. His new service agreement is terminable by Marconi Corporation plc on giving 12 months' notice or by Mr Donovan on giving six months' notice and terminates automatically on his 62nd birthday. The agreement also permits Marconi Corporation plc to make a payment in lieu of notice which entitles him to the following payment, pro rata to the notice period or unexpired balance of it, should Marconi Corporation plc terminate his service agreement without giving 12 months' notice:

     (i)   basic salary;
     (ii) 166% of the cash equivalent transfer value of pensions contributions (net of tax) which would have accrued for him in The G.E.C. 1972 Plan;
     (iii) 166% of the contributions (net of tax) which would have been paid into his Funded Unapproved Retirement Benefit Scheme; and
     (iv) the cost (to Marconi Corporation plc) of providing benefits (other than bonus, pension and incentive entitlements) which cost Marconi Corporation plc may set at 10% of his basic salary.

     This amount would also be payable to Mr Donovan if certain circumstances arise in the 12 months following a change of control of Marconi Corporation plc, including (i) Marconi Corporation plc terminating his employment, other than for cause, or (ii) Mr Donovan terminating his employment in such circumstances following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) Mr Donovan ceasing to be a director of Marconi Corporation plc other than by voluntary resignation.

(3) Mr Holden has a fixed term service agreement with Marconi Corporation plc, which will expire on 30 September 2003. His agreement may be terminated, by either party giving to the other, two months' written notice. On service of notice terminating his employment at any time on or after 30 September 2003 either:

     (i)   he may require the Company to pay him; or
     (ii)  the Company may pay him,

     a sum in lieu of notice equal to the basic salary he would have received during the notice period.

(4) During the year ended 31 March 2003, Mr Parton's terms of employment were set out in a service agreement with the Company dated 2 May 2002, which was novated to Marconi Corporation plc on 10 January 2003. This was replaced with a new service agreement with Marconi Corporation plc, which was effective on 19 May 2003. His new service agreement is terminable by Marconi Corporation plc on giving 12 months' notice or by Mr Parton on giving six months' notice and terminates automatically on his 62nd birthday. The agreement also permits Marconi Corporation plc to make a payment in lieu of notice. The amount of any such payment is at the reasonable discretion of the Marconi Corporation plc Remuneration Committee, which is to consider the relationship between the Group's and Mr Parton's performances and defines the maximum payable as being, pro rata to the notice period or unexpired balance of it:

     (i)   basic salary;
     (ii) 166% of the cash equivalent transfer value of pensions contributions (net of tax) which would have accrued for him in The G.E.C. 1972 Plan;
     (iii) 100% of the contributions (gross) which would have been paid into his Funded Unapproved Retirement Benefit Scheme; and
     (iv) the cost (to Marconi Corporation plc) of providing benefits (other than bonus, pension and incentive entitlements) which cost Marconi Corporation plc may set at 10% of his basic salary.

     This amount would also be payable to Mr Parton if certain circumstances arise in the 12 months following a change of control of Marconi Corporation plc including (i) Marconi Corporation plc terminating his employment, other than for cause or (ii) Mr Parton terminating his employment in such circumstances following a material reduction in the scope of his responsibilities or in his remuneration and benefits, or (iii) Mr Parton ceasing to be a director of Marconi Corporation plc other than by voluntary resignation.

(5) With the exception of Mr S Hare, all other directors, who were non-executive directors, did not have service agreements. No compensation was payable upon termination of their appointments.

(6)  On termination of his employment, the following payments were made to Mr S
     Hare:

     (i) a payment of Pound Sterling 452,467 by way of payment of basic salary and other benefits for the unexpired notice period of his service agreement and in respect of holiday entitlement accrued but not taken, and
     (ii) a payment of Pound Sterling 275,675 in respect of entitlement due to him under a bonus scheme linked to the successful completion of the Restructuring.

     A termination payment of Pound Sterling 377,000 was paid to Mr R I Meakin, a former director of the Company, during the year. Pound Sterling 375,000 of this payment was previously disclosed in the Company's Report and Accounts to 31 March 2002.


D  PERFORMANCE GRAPH

The Directors' Remuneration Report Regulations 2002 require the Company to provide, in this report, a line graph illustrating the Company's performance, measured by Total Shareholder Return (TSR) as compared with an appropriate and broad equity market index. TSR is defined as the return shareholders would receive if they held a notional number of shares in the Company. It measures the performance growth in the Company's share price together with the value of any dividends paid, assuming that the dividends are reinvested in the Company's shares.

The following graph shows, since 30 November 1999, being the date on which Marconi plc shares commenced trading on the London Stock Exchange, the TSR on a holding of shares in the Company as against that of a hypothetical holding of shares made up of shares of the same kinds and number as those by reference to which the FTSE 350 Index is calculated. The FTSE 350 Index was selected for this purpose as it is a widely recognised performance comparison for UK companies of a similar size to the Company.


                                  [LINE-GRAPH]


Provided by Watson Wyatt LLP

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION continued


E DIRECTORS' REMUNERATION FOR THE YEAR ENDED 31 MARCH 2003

                                                                EXPENSES
                                  SALARY     OTHER            CHARGEABLE  SEVERANCE      2003      2002
                                AND FEES  BENEFITS     BONUS      TO TAX   PAYMENTS     TOTAL     Total
                                   POUND     POUND     POUND       POUND      POUND     POUND     Pound
                                STERLING  STERLING  STERLING    STERLING   STERLING  STERLING  Sterling
                                     000       000       000         000        000       000       000
                                --------  --------  --------  ----------  ---------  --------  --------
Current directors:
M J Donovan                          416       364       543           -          -     1,323       735
C C Holden                           114         -         -           -          -       114         -
M W J Parton                         525        95       696           -          -     1,316       681
                                  ------    ------    ------      ------     ------    ------    ------
                                   1,055       459     1,239           -          -     2,753     1,416
                                  ======    ======    ======      ======     ======    ======    ======
Former directors:
M K Atkinson                          21         -         -           -          -        21         -
D C Bonham                           180         -         -           -          -       180       174
Sir William Castell                   16         -         -           -          -        16        35
J F Devaney                           74         6         -           -          -        80         -
The Rt. Hon The Baroness Dunn          1         -         -           -          -         1        33
S Hare                               312        94       394           1        728     1,529       433
W K Koepf                             29         -         -           -          -        29         -
Sir Alan Rudge                        21         -         -           -          -        21        40
Hon Raymond G H Seitz                 21         -         -           -          -        21        33
N J Stapleton                         17         -         -           -          -        17        40
A L Thomas                            83         -         -           -          -        83         -
                                  ------    ------    ------      ------     ------    ------    ------
                                     775       100       394           1        728     1,998       788
                                  ======    ======    ======      ======     ======    ======    ======

NOTES:

(1)  Other benefits include:
     (i) for M J Donovan and M W J Parton, the payment of a non-pensionable earnings supplement in relation to Funded Unapproved Retirement Benefit Schemes (FURBS);
     (ii) car allowance or cash equivalent of a car under the Group's car scheme;
     (iii) life insurance cover and medical health insurance; and
     (iv) for Mr Donovan an amount payable to him pursuant to the termination of his G.E.C.-USA Deferred Compensation Plan.

(2) All directors are reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(3) The executive directors, other than C C Holden, participated in an exceptional incentive plan, known as the Retention & Emergence Plan, related to the successful completion of the Restructuring. Maximum payment under this plan was 150% of basic salary paid in four equal instalments, three of which were paid (May 2002, July 2002 and May 2003). Mr Parton and Mr Donovan have agreed to waive their entitlement to the final instalment (37.5% of basic salary). The total sums paid are included in the figures stated above.

(4) The executive directors, other than Mr Holden, also participated in a quarterly incentive plan related to the achievement of targets for the generation of total cash. Mr Parton and Mr Donovan have agreed to waive the first two quarterly payments payable under this plan (20% of basic salary). The total sums paid are included in the figures stated above.

(5) With effect from 1 April 2002 the fees of non-executive directors were reduced to Pound Sterling 30,000 per annum. No additional fees were paid the Chairmen of Board Committees. The basic fees of M K Atkinson and W K Koepf are based on two days' service to the Company per month. They were also paid a fee of Pound Sterling 1,500 per day for each additional day devoted to the Company's business over and above the two days per month threshold. Mr Koepf's remuneration also includes additional sums paid to him in respect of his non-executive chairmanship of two German subsidiary companies of the Company. The basic fee of A L Thomas is based on one day's service to the Company per month. He was also paid a fee of Pound Sterling 1,500 per day for each additional day devoted to the Company's business.

     Non-executive directors did not participate in any other incentive scheme or the Group's pension arrangements and receive no further benefits or entitlements.

(6) Remuneration detailed above in respect of Mr Atkinson, J F Devaney and Mr Koepf relates to the period from 16 December 2002, being the date on which they were appointed as directors of the Company. Mr Atkinson, Mr Bonham, Mr Devaney and Mr Koepf resigned as directors of the Company on 19 May 2003. The remuneration detailed above in respect of A L Thomas relates to the period from 20 May 2002, being the date on which he was appointed as a director of the Company, to 14 March 2003, being the date on which he resigned as a director of the Company. The remuneration detailed above in respect of The Rt. Hon The Baroness Dunn relates to the period until 11 April 2002, being the date on which she resigned as a director of the Company. The remuneration detailed above in respect of Sir William Castell and N J Stapleton relates to the period until 8 October 2002, being the date on which they resigned as directors of the Company. The remuneration detailed above in respect of Sir Alan Rudge and Hon Raymond G H Seitz relates to the period until 16 December 2002, being the date on which they resigned as directors of the Company.

     The remuneration detailed above in respect of S Hare relates to the period until 31 January 2003, being the date on which he left the employment of the Company although he resigned as a director of the Company on 14 November 2003. Details of Mr Hare's termination payments are included on page 5.

F  RETIREMENT BENEFITS

Directors, with the exception of Mr Holden, are members of the Marconi Corporation plc Group's principal pension scheme, The G.E.C. 1972 Plan, which is a defined benefit scheme. Members contribute at the rate of 3% of salary, subject to limits imposed by the Inland Revenue. Company contributions made during the year ended 31 March 2003 amounted to 6.6% of salary in the period 1 April 2002 to 5 April 2002, 14.2% in the period 6 April 2002 to 31 October 2002 and 8.2% in the period 1 November 2002 to 31 March 2003. Such Company contributions were restricted in a similar manner to the members' own contributions.

Details of the Funded Unapproved Retirement Benefit Schemes (FURBS) operated during the year for Mr Donovan and Mr Parton are set out below. With effect from 1 April 2002, the unapproved pension arrangement for Mr Parton was amended to remove his defined benefit promise, which was substituted by a defined contribution promise. A gross contribution of 35% of basic salary is paid as a pension allowance, 60% is payable to the FURBS established for him and the balance of 40% is paid direct to Mr Parton. In recognition of the change made to Mr Parton's pension arrangement, Marconi Corporation plc has agreed to pay additional gross contributions of Pound Sterling 583,333 during 2003/2004 which will be split 60/40 as described above.

Contributions were paid to the FURBS established for Mr Donovan to provide benefits at his normal retirement age of 62 equivalent to a two-thirds pension. The targeted benefit takes into account the capital value of benefits arising from membership of The G.E.C. 1972 Plan and any relevant benefit in payment or otherwise arising from previous employment.

In the event of retirement before normal retirement age, or at retirement age, each of the directors is entitled to the full amount held in the FURBS established for him. In the event of death in service, a lump sum of four times pensionable salary, plus additional benefits for a surviving spouse and/or children, inclusive of any death benefits arising from The G.E.C. 1972 Plan, will be held in trust for the benefit of dependants of Mr Donovan or Mr Parton.

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002, the disclosures required for the year ended 31 March 2003 are set out below.

Directors' Remuneration Report Regulations 2002 - tax approved benefits


                                                                                                     Increase in
                                        INCREASE IN    ACCUMULATED       Transfer       TRANSFER  transfer value
                                            ACCRUED          TOTAL          value          VALUE        over the
                                       PENSION OVER        ACCRUED     of accrued     OF ACCRUED      period net
                                      THE PERIOD TO     PENSION AT  pension as at  PENSION AS AT     of member's
                                      31 MARCH 2003  31 MARCH 2003  31 March 2002  31 MARCH 2003   contributions
                                              POUND          POUND          Pound          POUND           Pound
                                           STERLING       STERLING       Sterling       STERLING        Sterling
NAME OF DIRECTOR                                000            000            000            000             000
----------------                      -------------  -------------  -------------  -------------  --------------
M J Donovan                                       2              7             49             57             (4)
M W J Parton                                      3             26            187            189            (12)
S Hare*                                           4             73            383            369            (24)

------------
*For Mr Hare the amounts shown relate to service to 31 January 2003 being the date on which he left the Company's employment.

NOTES:

(1) Pensions accrued for the period to 31 March 2003 represent the increase in accrued pension which occurred during the entire year.

(2) The transfer values have been calculated in a manner consistent with Retirement Benefit Schemes - Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.

REPORT TO SHAREHOLDERS BY THE BOARD ON DIRECTORS' REMUNERATION continued


Directors' Remuneration Report Regulations 2002 - tax unapproved benefits


                                                                                 Increase in
                    INCREASE IN    ACCUMULATED       Transfer       TRANSFER  transfer value
                        ACCRUED          TOTAL          value          VALUE        over the
                   PENSION OVER        ACCRUED     of accrued     OF ACCRUED      period net
                  THE PERIOD TO     PENSION AT  pension as at  PENSION AS AT     of member's
                  31 MARCH 2003  31 MARCH 2003  31 March 2002  31 MARCH 2003   contributions
                          POUND          POUND          Pound          POUND           Pound
                       STERLING       STERLING       Sterling       STERLING        Sterling
NAME OF DIRECTOR            000            000            000            000             000
----------------  -------------  -------------  -------------  -------------  --------------
M J Donovan                   8             72            332            336               4

NOTES:

(1) Pensions accrued for the period to 31 March 2003 represent the increase in accrued pension which occurred during the entire year.

(2) The transfer values have been calculated in a manner consistent with Retirement Benefit Schemes - Transfer Values (GN11) published by the Institute of Actuaries and the Faculty of Actuaries.


G  DIRECTORS' INTERESTS

The directors' interests as defined by the Companies Act 1985 (which include trustee holdings and family interests incorporating holdings of minor children) in ordinary shares of 5p each of the Company and its subsidiaries are as follows:

(i) Ordinary shares of 5p each in the Company

                                                                           As at
                                                                    1 April 2002
                                                AS AT                  (or later
                                        31 MARCH 2003               appointment)
Name of director                           BENEFICIAL                 Beneficial
----------------                        -------------               ------------
M K Atkinson                                      NIL                        Nil
D C Bonham                                    156,000                    156,000
J F Devaney                                       NIL                        Nil
M J Donovan                                   169,670                    169,670
C C Holden                                        NIL                        Nil
W K Koepf                                         NIL                        Nil
M W J Parton                                  128,122                    128,122

None of the directors held any non-beneficial interests in the shares of the Company or its subsidiaries during the year.

(ii) Options

The following table shows the interests of directors in options over ordinary shares of 5p each in the Company. It should be noted that, as a result of the Restructuring, Marconi plc shares are now of negligible value and it is unlikely, therefore, that the directors will be able to realise any value in relation to these options:

                                        Granted in   Exercised in      Lapsed in
                    At 1 April 2002       the year       the year       the year     AT 31 MARCH 2003            Exercisable
                 ------------------ -------------- -------------- -------------- -------------------- ----------------------
                            Average                                                           AVERAGE
                           exercise       Exercise                                           EXERCISE
                              price          price                                              PRICE          (Expiry dates
Name of director       No.    Pence   No.    Pence   No.    Pence   No.    Pence         No.    PENCE     shown in brackets)
---------------- --------- -------- ----- -------- ----- -------- ----- -------- ----------- -------- ----------------------
M J Donovan          6,299      Nil     -        -     -        -     -        -       6,299      NIL   Jun 2001 to Nov 2009
                                                                                                       (Nov 2003 to Nov 2009)
                 3,300,000      187     -        -     -        -     -        -   3,300,000      187   Nov 1999 to Nov 2003
                                                                                                       (May 2003 to Nov 2003)

S Hare              12,596      Nil     -        -     -        -     -        -      12,596      NIL   Jun 2001 to Nov 2009
                                                                                                       (Nov 2003 to Nov 2009)
                 2,484,034      142     -        -     -        - 1,036      748   2,482,998      142   Feb 1997 to Nov 2003
                                                                                                       (May 2003 to Nov 2003)

M W J Parton        29,405      Nil     -        -     -        -     -        -      29,405      NIL   Jun 2001 to Nov 2009
                                                                                                       (Nov 2003 to Nov 2009)
                 4,444,958      221     -        -     -        -     -        -   4,444,958      221   Nov 1999 to Nov 2003
                                                                                                       (May 2003 to Nov 2003)

NOTES:

(1) The directors of the Company are of the opinion that disclosure of the details of each grant of the options referred to in the table above would result in an excessively lengthy report. Accordingly details of options have been aggregated. All options have exercise prices that exceed the market price of a share in the Company as at 31 March 2003, other than nil cost options granted under the Marconi Launch Share Plan and the Marconi Long-Term Incentive Plan.

(2) The mid-market price of a share in the Company as at 31 March 2003 was 1.75p with a range during the year of 1.27p to 12.55p.

(3) The options set out above relate to those granted under the G.E.C. Manager's 1984 Share Option Scheme, the G.E.C. 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the G.E.C. Phantom Option Schemes, the Marconi Launch Share Plan, the Marconi Long-Term Incentive Plan, the G.E.C. Employee 1992 Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan.

(4) Options granted under G.E.C. Manager's 1984 Share Option Scheme, the G.E.C. 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the G.E.C. Employee 1992 Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan vested upon the Court's sanctioning the Company's scheme of arrangement and will lapse six months thereafter. Options granted under the G.E.C. Phantom Option Schemes lapsed when Marconi Corporation plc ceased to be a subsidiary of the Company. Options granted under the Marconi Long-Term Incentive Plan vested when Marconi Corporation plc ceased to be a subsidiary of the Company. Options granted under the Marconi Launch Share Plan lapse on the tenth anniversary of the grant.

(iii) The Marconi Long-Term Incentive Plan

The awards (conditional entitlements to be granted options over shares in the Company) which were granted to directors under this plan are as follows:

                                  Shares under                      SHARES UNDER
                                      award at     Shares under         AWARD AT
                                      31 March           lapsed         31 MARCH
Name of director                          2002           awards             2003
----------------                  ------------     ------------     ------------
M J Donovan                             57,919           33,201           24,718
M W J Parton                            61,897           35,414           26,483

NOTE:

(1) Upon Marconi Corporation plc ceasing to be a subsidiary of the Company, following the completion of the Restructuring, all outstanding awards under this plan ceased to be capable of conversion into options over shares in the Company. Accordingly it is no longer possible for award holders to realise any value for their awards. Those held by Mr Donovan and Mr Parton will lapse in July 2010.

The information provided above is a summary and full details of directors' shareholdings and options are contained in the Company's Register of Directors' Interests.

Sections e, f and g (other than directors interests as disclosed in Section g(i)) of this report were subject to audit by Deloitte & Touche.

This report was approved by the Board of Marconi plc on 4 August 2003 and signed on its behalf by:


K D SMITH
Secretary

4 August 2003

STATEMENT OF DIRECTORS' RESPONSIBILITIES


United Kingdom Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

o    select suitable accounting policies and then apply them consistently;

o    make judgements and estimates that are reasonable and prudent;

o    state whether applicable accounting standards have been followed; and

o prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF MARCONI PLC


We have audited the financial statements of Marconi plc for the year ended 31 March 2003 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the statement of accounting policies and the related notes 1 to 26 together with the reconciliation of net cash flow to movements in net monetary debt and the reconciliation of movements in equity shareholders' interests. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.


RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.


BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.


OPINION

In our opinion:

o the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2003 and of the loss of the Group for the year then ended; and

o the financial statements and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.


DELOITTE & TOUCHE LLP
Chartered Accountants and Registered Auditors
Birmingham

4 August 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 March


                                                                             2003        2002
                                                                            POUND       Pound
                                                                         STERLING    Sterling
                                                                 Note     MILLION     million
                                                                 ----    --------    --------
TURNOVER
Group - Discontinued operations                                    4        2,002       4,310
Share of joint ventures                                                         -         257
                                                                          -------     -------
                                                                   3        2,002       4,567
                                                                          -------     -------
OPERATING LOSS
Group operating loss - Discontinued operations
                                                                          -------------------
   Excluding goodwill amortisation and exceptional items                     (308)       (474)
   Goodwill amortisation                                                     (104)       (431)
   Operating exceptional items                                     5a        (326)     (5,210)
                                                                          -------------------
                                                                   4         (738)     (6,115)

   Share of operating (loss)/profit of joint ventures                     -------------------
   Excluding goodwill amortisation and exceptional items                       (8)         11
   Goodwill amortisation                                                        -          (2)
   Operating exceptional items                                     5a         (32)         (6)
                                                                          -------------------
                                                                              (40)          3
                                                                          -------     -------
                                                                             (778)     (6,112)
                                                                          -------     -------
Group and joint venture operating loss before goodwill
   amortisation and exceptional items                              3         (316)       (463)
                                                                          -------     -------
Share of operating loss of associates
                                                                          -------------------
   Excluding goodwill amortisation and exceptional items                      (27)         (1)
   Goodwill amortisation                                                      (10)         (7)
   Goodwill impairment                                                        (27)          -
   Operating exceptional items                                     5b         (25)       (173)
                                                                          -------------------
                                                                              (89)       (181)
                                                                          -------     -------
Operating loss                                                     3         (867)     (6,293)

Non-operating exceptional items
   (Loss)/gain on disposal of businesses                           5c          (5)        358

   Gain on disposal of fixed assets and investments                5c          26         218
   Merger/demerger items                                           5c         123         291
   Group share of associates' non-operating exceptional items      5c          (3)          -
                                                                          -------------------
                                                                              141         867

Amounts written off investments                                    5d         (40)       (200)
Net interest payable                                               6         (214)       (238)

   Net finance (expenditure)/income                                       -------------------
   Group excluding exceptional items                                           (6)         34
   Exceptional gain on repurchase of bonds                         5c           -         166
                                                                          -------------------
                                                                   7           (6)        200
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION
                                                                          -------------------
   Excluding goodwill amortisation and exceptional items                     (563)       (668)
   Goodwill amortisation and exceptional items                               (423)     (4,996)
                                                                          -------------------
                                                                   3         (986)     (5,664)
TAX CREDIT/(CHARGE) ON LOSS ON ORDINARY ACTIVITIES
                                                                          -------------------
   Excluding tax on goodwill amortisation and exceptional items               107          21
   Tax on goodwill amortisation and exceptional items                          78        (231)
                                                                          -------------------
                                                                   8a         185        (210)

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                   (801)     (5,874)
Equity minority interests                                          9           (1)         (1)
                                                                          -------     -------
LOSS ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE EQUITY
   SHAREHOLDERS AND RETAINED LOSS FOR THE FINANCIAL YEAR                     (802)     (5,875)
                                                                          =======     =======

BALANCE SHEETS
As at 31 March

                                                                         GROUP                  COMPANY
                                                                  --------------------    --------------------
                                                                      2003        2002        2003        2002
                                                                     POUND       Pound       POUND       Pound
                                                                  STERLING    Sterling    STERLING    Sterling
                                                          Note     MILLION     million     MILLION     million
                                                          ----    --------    --------    --------    --------
FIXED ASSETS
Goodwill                                                    12         597         877           -           -
Tangible assets                                             13         243         522           -           -
Investments:                                                14


   Joint ventures                                                  -------------------------------------------
      Share of gross assets                                             17          71
      Share of gross liabilities                                       (14)        (11)
                                                                   -------------------------------------------
                                                                         3          60
Associates                                                              44         137
Other investments                                                       16          53
Shares in Group companies                                                                        7         602
                                                                        63         250           7         602
                                                                   -------------------------------------------
                                                                       903       1,649           7         602
                                                                   -------     -------     -------     -------
CURRENT ASSETS
Stocks and contracts in progress                            15         234         720           -           -
Debtors: amounts falling due within one year                16         581       1,203           -         275
Debtors: amounts falling due after more than one year       16          32          94           -           -
Investments                                                 17           -          15           -           -
Cash at bank and in hand                                    17       1,161       1,374           3           1
                                                                   -------     -------     -------     -------
                                                                     2,008       3,406           3         276

Creditors: amounts falling due within one year              18      (4,743)     (4,068)       (163)       (207)
                                                                   -------     -------     -------     -------
NET CURRENT (LIABILITIES)/ASSETS                                    (2,735)       (662)       (160)         69
                                                                   -------     -------     -------     -------

Total assets less current liabilities                               (1,832)        987        (153)        671

Creditors: amounts falling due after more than one year     18         (46)     (1,902)          -           -
Provisions for liabilities and charges                      20        (309)       (505)         (9)          -
                                                                   -------     -------     -------     -------
NET (LIABILITIES)/ASSETS BEFORE RETIREMENT BENEFIT
   SURPLUSES AND DEFICITS                                           (2,187)     (1,420)       (162)        671
Retirement benefit scheme surpluses                         25           -          19           -           -
Retirement benefit scheme deficits                          25        (353)       (145)          -           -
                                                                   -------     -------     -------     -------
NET (LIABILITIES)/ASSETS AFTER RETIREMENT BENEFIT
   SURPLUSES AND DEFICITS                                           (2,540)     (1,546)       (162)        671
                                                                   =======     =======     =======     =======
CAPITAL AND RESERVES
Called up share capital                                      21        140         140         140         140
Shares to be issued                                          21          -          45           -          45
Share premium account                                        21        506         500         506         500
Capital reserve                                              21        375         375           -           -
Profit and loss account                                      21     (3,564)     (2,618)       (808)        (14)
                                                                   -------     -------     -------     -------
Equity shareholders' interests                                      (2,543)     (1,558)       (162)        671
Equity minority interests                                                3          12           -           -
                                                                   -------     -------     -------     -------
                                                                    (2,540)     (1,546)       (162)        671
                                                                   =======     =======     =======     =======

These accounts were approved by the Board of Directors on 4 August 2003

Signed on behalf of the Board of Directors


C C HOLDEN                      M W J PARTON
Director                        Director

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 March

                                                                                           2003        2002
                                                                                          POUND       Pound
                                                                                       STERLING    Sterling
                                                                               Note     MILLION     million
                                                                               ----    --------    --------
Net cash inflow from operating activities before exceptional items              22a           8          10
Exceptional cash flows from operating activities                                 5e        (343)       (368)
                                                                                        -------     -------
Net cash (outflow)/inflow from operating activities after exceptional items
Discontinued operations                                                                    (335)       (358)

Dividends from joint ventures and associates                                                  -          29
Returns on investments and servicing of finance                                 22b        (136)       (262)
Tax repaid/(paid)                                                               22c          31         (13)
Capital expenditure and financial investment                                    22d         (30)       (196)
Acquisitions and disposals                                                      22e         433       1,025

Equity dividends paid to shareholders                                                         -         (95)
                                                                                        -------     -------
Cash (outflow)/inflow before use of liquid resources and financing                          (37)        130

Net cash (outflow)/inflow from management of liquid resources                   22f        (161)        186
Net cash (outflow)/inflow from financing
   Issues of ordinary shares                                                                  -           7
   Net cash (outflow)/inflow from changes in debt and lease financing           22g         (64)        972
                                                                                        -------     -------
(DECREASE)/INCREASE IN CASH AND NET BANK BALANCES REPAYABLE ON DEMAND                      (262)      1,295
                                                                                        =======     =======


RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY DEBT
For the year ended 31 March

                                                                                           2003        2002
                                                                                          POUND       Pound
                                                                                       STERLING    Sterling
                                                                               Note     MILLION     million
                                                                               ----    --------    --------
(Decrease)/increase in cash and net bank balances repayable on demand                      (262)      1,295
Net cash outflow/(inflow) from management of liquid resources                               161        (186)
Net cash outflow/(inflow) from decrease/(increase) in debt and lease financing               64        (972)
                                                                                        -------     -------
Change in net monetary debt resulting from cash flows                                       (37)        137

Net debt disposed/(acquired) with subsidiaries                                               24          (3)
Other non-cash changes                                                                      (84)        162
Effect of foreign exchange rate changes                                                     136           6
                                                                                        -------     -------
Movement in net monetary debt in the year                                                    39         302

Net monetary debt at 1 April                                                    23       (2,865)     (3,167)
                                                                                        -------     -------
NET MONETARY DEBT AT THE END OF THE YEAR                                        23       (2,826)     (2,865)
                                                                                        =======     =======

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 March


                                                                                           2003        2002
                                                                                          POUND       Pound
                                                                                       STERLING    Sterling
                                                                                        MILLION     million
                                                                                       --------    --------
(Loss)/profit on ordinary activities attributable to the shareholders
                                                                                        -------------------
   Group                                                                                   (707)     (5,701)
   Share of joint ventures                                                                  (40)          9
   Share of associates                                                                      (55)       (183)
                                                                                        -------------------
                                                                                           (802)     (5,875)
Listed fixed asset investments: deficit due to movement in share price                        -         (30)

Unrealised gain on exchange of businesses                                                     -           9

Exchange differences on translation: Group                                                  122         (66)

Actuarial loss recognised on retirement benefit schemes
                                                                                        -------------------
   Difference between the expected and actual return on scheme assets                      (178)       (277)
   Experience (losses) and gains on scheme liabilities                                        7           9
   Changes in assumptions underlying the present value of scheme liabilities losses         (98)        (83)
                                                                                        -------------------
                                                                                           (269)       (351)
Tax credit on net retirement benefit items debited in the statement of total
   recognised gains and losses                                                                -          68
                                                                                        -------     -------
TOTAL RECOGNISED GAINS AND LOSSES                                                          (949)     (6,245)
                                                                                        =======     =======


RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS
For the year ended 31 March

                                                                                           2003        2002
                                                                                          POUND       Pound
                                                                                       STERLING    Sterling
                                                                                        MILLION     million
                                                                                       --------    --------
Total recognised gains and losses                                                          (949)     (6,245)
Release of provision in respect of shares to be issued                                      (45)       (260)
Group share of associates' shares to be issued                                                3           -
Issues of ordinary shares                                                                     6           8
                                                                                        -------     -------
Total movement in the year                                                                 (985)     (6,497)

Equity shareholders' interests at 1 April                                                (1,558)      4,939
                                                                                        -------     -------
EQUITY SHAREHOLDERS' INTERESTS AT THE END OF YEAR                                        (2,543)     (1,558)
                                                                                        =======     =======

NOTES TO THE ACCOUNTS


1  RESTRUCTURING

In respect of the year ended 31 March 2003 and until 19 May 2003 the Company was the ultimate holding company for the Marconi Group. Under the schemes of arrangement of Marconi Corporation plc and the Company, pursuant to Section 425 of the Companies Act 1985 which became effective on 19 May 2003, Marconi Corporation plc issued new share capital and cancelled the old shares held by the Company. This resulted in the transfer of ownership of Marconi Corporation plc and its investee undertakings ("Corporation Group") and the Company ceased to be the ultimate holding company of the trading operations of the Marconi Group on 19 May 2003. All activities have therefore been disclosed as discontinued. Trading in the Company's shares on the London Stock Exchange ceased on 16 May 2003 and the Company's shares were subsequently delisted.

On 19 May 2003 the Company, as a result of the shares it held in Marconi Corporation plc being cancelled, divested fully of its interests in Corporation Group for nil proceeds. This resulted in a gain of approximately Pound
Sterling 3.3 billion on the transfer of ownership of Marconi Corporation plc, being equivalent to its consolidated net liabilities. On the same date, the scheme of arrangement of Marconi Corporation plc came into effect resulting in approximately Pound Sterling 800 million receivable from Corporation Group being waived by the Company and its subsidiary undertakings.

The net effect of these transactions was to reduce the consolidated balance sheet of the Company to Pound Sterling 9 million of cash offset by a Pound Sterling 9 million provision against the ongoing costs of the Company's scheme of arrangement. Pursuant to the Company's scheme of arrangement the remaining assets of the Company will be distributed over time to its creditors, following which it is intended that the Company will be liquidated or dissolved. There will be no circumstances in which any value will be returned to shareholders under the terms of the Scheme.


2  ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting standards applicable in the UK.

The more important Marconi Group accounting policies are summarised below to facilitate the interpretation of the financial statements.

ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, as modified by the valuation of listed current and fixed asset investments.

BASIS OF CONSOLIDATION

The financial statements consolidate the accounts of Marconi plc and all of its subsidiary undertakings (Group companies or subsidiaries). All inter-company balances and transactions have been eliminated upon consolidation.

All Group companies' accounts have been prepared for the year ended 31 March
2003.

TURNOVER

Turnover excludes VAT and comprises sales to outside customers. Revenue from product sales of hardware and software is recognised when: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, customer acceptance has occurred, Marconi's price to the buyer is fixed or determinable; and collectability is reasonably assured. Revenue from services is recognised at the time of performance and acceptance by the customer.

Revenue from multiple element contracts is allocated based on the fair value of each individual element.

Revenue on long-term contracts is recognised under the percentage-of-completion method of accounting and is calculated based on the ratio of costs incurred to date compared with the total expected costs for that contract.

CURRENCY TRANSLATION

Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the year. Non-sterling net assets are translated at year end rates of exchange. Key rates used are as follows:

                                           AVERAGE RATES        YEAR-END RATES
                                         -----------------     -----------------
                                          2003       2002       2003       2002
                                         ------     ------     ------     ------
US dollar                                1.5538     1.4324     1.5807     1.4240
Euro                                     1.5499     1.6283     1.4486     1.6323

The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to year end rates are taken to reserves.

2  ACCOUNTING POLICIES continued


ACQUISITIONS AND DISPOSALS

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group's share of separable net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

FINANCIAL INSTRUMENTS

The Group has used financial instruments, including interest rate swaps, currency swaps and other derivatives, solely for the purposes of raising finance for its operations and managing interest and currency risk associated with the Group's underlying business activities. There is no trading activity in financial instruments.

FORWARD FOREIGN EXCHANGE CONTRACTS

Forward foreign exchange contracts generally exhibit a high correlation to the hedged items and are designated and considered effective as hedges of the underlying assets, liabilities and firm commitments. Gains and losses on forward foreign exchange contracts which are designated as hedges of assets, liabilities and firm commitments of the Group are recognised in the profit and loss account or as adjustments to carrying amounts when the hedged transaction occurs.

HEDGES OF THE NET INVESTMENT IN OVERSEAS SUBSIDIARIES

The Group's policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, to the extent they offset losses or gains on the hedged investment.

In respect of hedges of net investments, the Group enters into tax equalisation swaps, the gains and losses of which are recognised through the statement of total recognised gains and losses (in accordance with the underlying transaction and the tax thereon) with any forward premium or discount recognised over the life of the contract in the profit and loss account.

EQUITY FORWARD CONTRACTS

Marconi has established three trusts for the purchase of shares and share-related instruments for the benefit of employees - the Marconi Employee Trust (MET), the G.E.C. Employee Share Trust and the GEC Special Purpose Trust. These trusts are consolidated in the financial statements of the Group.

The independent trustee of the MET, Bedell Cristin Trustees Limited (BCTL) ,has entered into contracts (the Equity Forward Contracts) to hedge the potential cost of the Group's share plans. Agreement has been reached to settle these contracts which were closed out on 19 May 2003. The agreed settlement amount of Pound Sterling 35 million is classified as a provision within the Group's balance sheet. Release of a provision of Pound Sterling 123 million arising on the settlement has been taken to non-operating exceptionals in the profit and loss account as the original charge was recognised as merger/demerger items.

INTEREST RATE RISK EXPOSURE

It has in the past been Group policy to hedge its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps. Payments and receipts under interest rate swap agreements specifically designated for hedging purposes are recorded in the profit and loss account on an accruals basis.

Gains and losses arising on termination of hedging instruments where the underlying exposure remains are recognised in the profit and loss account over the remaining life of the hedging instrument.

TANGIBLE FIXED ASSETS

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Provision is made for any impairment.

Tangible fixed assets are depreciated using the following rates:

Freehold buildings                      - 2% to 4% per annum
Leasehold property                      - over the period of the lease or
                                          50 years for long leases
Plant and machinery                     - 10% per annum on average
Fixtures, fittings, tools and equipment - 10% per annum

NOTES TO THE ACCOUNTS continued


2  ACCOUNTING POLICIES continued


LEASED ASSETS

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

GOODWILL

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

RESEARCH AND DEVELOPMENT

Expenditure incurred in the period is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

STOCK

Stock is stated at the lower of cost and net realisable value. Provision is made for obsolete, slow-moving or defective items where appropriate.

CONTRACTS IN PROGRESS

Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

TAXATION

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

INVESTMENTS

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the Group's share of the results and net assets of joint ventures.

Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates are stated at the amount of the Group's share of net assets including goodwill at 31 March 2003 derived from audited or management accounts made up to that date, other than Easynet Group Plc whose results are included for the year to 31 December 2002. Loss before taxation includes the Group's share of joint ventures and associates.

Other unlisted fixed asset investments are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in Marconi plc's shares, held within the G.E.C. Employee Share Trust and the Marconi Employee Trust, are included on the Group balance sheet at cost, less provision for impairment.

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the pension schemes' assets is recognised in the period in which they arise as part of finance income and the effect of the unwinding of the discounted value of the pension schemes liabilities is treated as part of finance costs. The changes in value of the pension schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

2  ACCOUNTING POLICIES continued


SHARE OPTIONS

The costs of awarding shares under employee share plans are generally charged to the profit and loss account over the period to which the performance criteria relate. During the year to 31 March 2003 and 31 March 2002, the profit and loss account has also been charged with interest arising on the Equity Forward Contract which hedges the share options. When share options granted lapse, any associated costs that were treated as cost of acquisition are credited to either goodwill, or to the profit and loss account if there is no remaining goodwill.

As a result of the restructuring, Marconi plc shares have been delisted. All share option provisions have been released and credited to goodwill, or to the profit and loss account if there is no remaining goodwill.

FINANCE COSTS

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

DEBT

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

LIQUID RESOURCES

Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.


3  SEGMENTAL ANALYSIS

ANALYSIS OF RESULTS AND NET ASSETS/(LIABILITIES) BY CLASS OF BUSINESS


                                                (LOSS)/PROFIT                                    NET ASSETS/
                                                  BEFORE TAX               TURNOVER              LIABILITIES
                                             --------------------    --------------------    --------------------
                                                 2003        2002        2003        2002        2003        2002
                                                POUND       Pound       POUND       Pound       POUND       Pound
                                             STERLING    Sterling    STERLING    Sterling    STERLING    Sterling
                                              MILLION     million     MILLION     million     MILLION     million
                                             --------    --------    --------    --------    --------    --------
Network equipment                                (259)       (464)      1,131      (1,804)
                                                                                                  220         607
Network services                                   52          35         743        (969)
Other (including intra-activity sales)            (56)        (64)         (7)        (32)          3           8
                                              -------     -------     -------     -------     -------     -------
                                                 (263)       (493)      1,867       2,741         223         615
Joint Ventures                                     (8)         11           -         257           3          60
Capital and disposed businesses                   (45)         19         135       1,569         (33)        190
                                              -------     -------     -------     -------     -------     -------
Discontinued operations                          (316)       (463)      2,002       4,567         193         865
                                                                      -------     -------
Goodwill and goodwill amortisation               (104)       (433)                                597         877
Operating exceptional items (note 5a)            (358)     (5,216)
                                              -------     -------
                                                 (778)     (6,112)
Associates                                        (89)       (181)                                 44         137
                                              -------     -------
Operating loss                                   (867)     (6,293)
Non-operating exceptional items (note 5c)         141         867

Amounts written off investments (note 5d)         (40)       (200)

Net interest payable and interest bearing
assets and liabilities                           (214)       (238)                             (2,810)     (2,810)
Net finance (expenditure)/income                   (6)        200
Unallocated net liabilities                                                                      (564)       (615)
                                              -------     -------                             -------     -------
                                                 (986)     (5,664)                             (2,540)     (1,546)
                                              =======     =======                             =======     =======

The Group has divided its business into two segments: Core and Capital.

The Group's Core businesses are the provision of optical networks, broadband routing and switching and broadband access technologies and associated installation, maintenance and other value-added services. Their customer base includes telecommunications companies, providers of Internet services for their public networks, and to certain large corporations, government departments and agencies, utilities and educational institutions for their private networks. Core activities are divided into Network equipment, Network services and Other.

Capital comprises the businesses the Group manages for value and ultimately for disposal.

NOTES TO THE ACCOUNTS continued


3  SEGMENTAL ANALYSIS continued

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately six years.

The net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

Sales by Group companies to joint ventures and associates amounted to Pound Sterling 30 million (31 March 2002: Pound Sterling 40 million). Purchases from joint ventures and associates amounted to Pound Sterling Nil (31 March 2002:
Pound Sterling 14 million).

Certain assets and liabilities cannot be allocated. These principally consist of taxation, retirement benefits and central provisions.

It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.


ANALYSIS OF TURNOVER BY CLASS OF BUSINESS

                                                              TO CUSTOMERS IN THE         TO CUSTOMERS
                                                                 UNITED KINGDOM             OVERSEAS
                                                              --------------------    --------------------
                                                                  2003        2002        2003        2002
                                                                 POUND       Pound       POUND       Pound
                                                              STERLING    Sterling    STERLING    Sterling
                                                               MILLION     million     MILLION     million
                                                              --------    --------    --------    --------
Network equipment                                                  228         355         903       1,449
Network services                                                   265         367         478         602
Other (including intra-activity sales)                               1           1          (8)        (33)
                                                               -------     -------     -------     -------
                                                                   494         723       1,373       2,018
Capital and disposed businesses (including joint ventures)          18         361         117       1,465
                                                               -------     -------     -------     -------
                                                                   512       1,084       1,490       3,483
                                                               =======     =======     =======     =======

ANALYSIS OF TURNOVER BY TERRITORY OF DESTINATION

                                                                                          2003        2002
                                                                                         POUND       Pound
                                                                                      STERLING    Sterling
                                                                                       MILLION     million
                                                                                      --------    --------
United Kingdom                                                                             512       1,084
The Americas                                                                               606       1,760
Rest of Europe                                                                             558       1,151
Africa, Asia and Australasia                                                               326         572
                                                                                       -------     -------
                                                                                         2,002       4,567
                                                                                       =======     =======

3 SEGMENTAL ANALYSIS continued


ANALYSIS OF SEGMENT TURNOVER BY PRODUCT GROUPING

                                                                                    2003        2002
                                                                                   POUND       Pound
                                                                                STERLING    Sterling
                                                                                 MILLION     million
                                                                                --------    --------
Optical networks                                                                     439         737
Broadband switching                                                                  142         209
European access                                                                      258         361
Outside plant and power                                                              140         247
North American access                                                                 95         121
Other network equipment                                                               57         129
                                                                                 -------     -------
Network equipment                                                                  1,131       1,804
Installation, commissioning and maintenance                                          370         528
Value-added services                                                                 373         441
                                                                                 -------     -------
Network services                                                                     743         969
Other (including intra-activity sales)                                                (7)        (32)
Capital and disposed businesses (including joint ventures of
   Pound Sterling Nil (2002: Pound Sterling 257 million))                            135       1,826
                                                                                 -------     -------
                                                                                   2,002       4,567
                                                                                 =======     =======


ANALYSIS OF OPERATING LOSS BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS, TURNOVER AND NET ASSETS BY TERRITORY OF ORIGIN


                                                                                    NET ASSETS/
                                   OPERATING LOSS             TURNOVER             (LIABILITIES)
                                --------------------    --------------------    --------------------
                                    2003        2002        2003        2002        2003        2002
                                   POUND       Pound       POUND       Pound       POUND       Pound
                                STERLING    Sterling    STERLING    Sterling    STERLING    Sterling
                                 MILLION     million     MILLION     million     MILLION     million
                                --------    --------    --------    --------    --------    --------
United Kingdom                       (95)       (249)        703       1,328         234         293
The Americas                         (42)       (166)        609       1,842          92         154
Rest of Europe                      (153)        (28)        544       1,079        (113)        386
Africa, Asia and Australasia         (26)        (20)        146         318         (20)         32
                                 -------     -------     -------     -------     -------     -------
                                    (316)       (463)      2,002       4,567         193         865
                                 =======     =======     =======     =======     =======     =======

4  GROUP OPERATING (LOSS)/PROFIT (EXCLUDING JOINT VENTURES)


                                                YEAR TO 31 MARCH 2003
                                      ------------------------------------------
                                             PRE-
                                      EXCEPTIONAL    EXCEPTIONAL
                                            ITEMS          ITEMS    DISCONTINUED
                                            POUND          POUND           POUND
                                         STERLING       STERLING        STERLING
                                          MILLION        MILLION         MILLION
                                      -----------    -----------    ------------
Turnover                                    2,002              -           2,002
Cost of sales                              (1,594)           (21)         (1,615)
                                          -------        -------         -------
Gross profit                                  408            (21)            387

Selling and distribution expenses            (277)             -            (277)
                                          --------------------------------------
   Administrative expenses - other           (113)          (305)           (418)
   Research and development                  (327)             -            (327)
   Goodwill amortisation                     (104)             -            (104)
                                          --------------------------------------
Administrative expenses - total              (544)          (305)           (849)
Other operating income                          1              -               1
                                          -------        -------         -------
Operating loss                               (412)          (326)           (738)
                                          =======        =======         =======

NOTES TO THE ACCOUNTS continued


4  GROUP OPERATING (LOSS)/PROFIT (EXCLUDING JOINT VENTURES) continued

                                                 Year to 31 March 2002
                                         --------------------------------------
                                                Pre-
                                         exceptional    Exceptional
                                               items          items       Total
                                               Pound          Pound       Pound
                                            Sterling       Sterling    Sterling
                                             million        million     million
                                         -----------    -----------    --------
Turnover                                       4,310             -        4,310
Cost of sales                                 (3,253)          (830)     (4,083)
                                             -------        -------     -------
Gross profit                                   1,057           (830)        227


Selling and distribution expenses               (590)             -        (590)
                                             ----------------------------------
   Administrative expenses - other              (308)          (703)     (1,011)
   Research and development                     (628)             -        (628)
   Goodwill amortisation                        (431)             -        (431)
   Goodwill impairment                             -         (3,677)     (3,677)
                                             ----------------------------------
Administrative expenses - total               (1,367)        (4,380)     (5,747)
Other operating expense                           (5)             -          (5)
                                             -------        -------     -------
Operating loss                                  (905)        (5,210)     (6,115)
                                             =======        =======     =======


Exceptional items are shown in further detail in note 5.

The Group disposed of its Medical, Data and Commerce Systems businesses during the year ended 31 March 2002 and the Strategic Communications business during the year ended 31 March 2003. Further information on disposals is provided in note 24 (b). As Marconi plc ceased to own Marconi Corporation plc and its subsidaries on 19 May 2003, all activities have been treated as discontinued.


5  EXCEPTIONAL ITEMS

These charges have been analysed as follows:


A  OPERATING EXCEPTIONAL ITEMS

                                                                         2003        2002
                                                                        POUND       Pound
                                                                     STERLING    Sterling
                                                                      MILLION     million
                                                                     --------    --------
Stock write-downs and related costs                           (i)           -        (672)
Restructuring costs                                          (ii)         (21)       (158)
                                                                      -------     -------
Included in cost of sales                                                 (21)       (830)
                                                                      -------     -------
Impairment of goodwill and tangible fixed assets            (iii)         (36)     (3,831)
Restructuring and reorganisation costs                       (iv)        (286)       (324)
Systems implementation costs/(credits)                        (v)           7         (75)
Releases/(charges) in respect of doubtful debts              (vi)          10        (150)
                                                                      -------     -------
Included in administrative expenses                                      (305)     (4,380)
                                                                      -------     -------
Group operating exceptional items                                        (326)     (5,210)
Share of joint ventures' operating exceptional items        (vii)         (32)         (6)
                                                                      -------     -------
Total operating exceptional items (excluding associates)                 (358)     (5,216)
                                                                      =======     =======

(i) In the year ended 31 March 2002 stock write-downs and related costs charged to cost of sales in the year included Pound Sterling 581 million for obsolescence and slow-moving provisions against a number of product lines, predominantly optical networking products, and Pound Sterling 91 million in respect of supplier commitments.

(ii) In the year ended 31 March 2003 Pound Sterling 21 million was charged to restructuring costs. This relates mostly to additional net payments to Jabil Circuit Inc. arising in the year. In the year ended 31 March 2002 restructuring costs classified within cost of sales includes a charge of Pound Sterling 127 million representing additional costs incurred as a consequence of the decision to outsource certain manufacturing operations to Jabil Circuit Inc. Under the terms of the agreement, payments of Pound Sterling 77 million were made during the year, Pound Sterling 19 million provided against stocks and Pound Sterling 31 million expected to be paid in the future.

(iii) In light of declining industry and economic trends on its current and expected future operations, the Group reassessed the carrying values of goodwill, investments and tangible fixed assets. In the year ended 31 March 2003 investments and tangible fixed assets, excluding those businesses affected by restructuring, were together impaired by Pound Sterling 31 million (31 March 2002: Pound Sterling 154 million). Goodwill has not been impaired in the year ended 31 March 2003.

5  EXCEPTIONAL ITEMS continued


A  OPERATING EXCEPTIONAL ITEMS continued

In the year ended 31 March 2002, as a consequence of the more uncertain sales outlook and more conservative future assessment of future growth prospects of acquired businesses the Group recorded an exceptional charge of Pound Sterling 3,677 million to write down goodwill.

The remaining amount included within impairments in the year ended 31 March 2003 is a charge of Pound Sterling 5 million which relates to onerous contracts representing certain liabilities to which the Group is committed as a result of the operational restructuring. This includes liabilities, relating to equipment leasing contracts and supply contracts under which it has been agreed to purchase minimum volumes of goods and services which will offer no economic value to the business as a result of its reduced size.

(iv)  As part of the Group's cost reduction actions, a charge of Pound
Sterling 286 million (31 March 2002: Pound Sterling 324 million) was recorded during the year ended 31 March 2003. This includes Pound Sterling 112 million for the costs of the financial restructuring, Pound Sterling 128 million for employee severance, Pound Sterling 40 million credit for share option lapses and releases of provisions and other reserves due to the delisting of Marconi plc shares. The balance is for site rationalisation and other restructuring costs.

The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring and the other restructuring costs represent various other costs associated with the restructuring programme.

(v) During the year ended 31 March 2002 the Group planned to implement a new global IT system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. The Pound Sterling 75 million charge represents Pound Sterling 43 million of capitalised external consultancy costs associated with the implementation, Pound Sterling 24 million of hardware and software costs expensed, and Pound Sterling 8 million of other associated costs of the project. During the year ended 31 March 2003, the Group was able to revise its previous estimate of the overall costs leading to the release of Pound Sterling 7 million from the amounts accrued in the year to 31 March 2002.

(vi) In light of the declining market and economic trends the Group was experiencing, an exceptional provision against bad and doubtful debts of Pound Sterling 150 million was charged during the year to 31 March 2002. Of this amount, Pound Sterling 10 million was reassessed and released to the profit and loss account in the year to 31 March 2003.

(vii) During the year the Group has also recorded its Pound Sterling 32 million share of the operating exceptional charges of its joint ventures. Of this, Pound Sterling 31 million related to the impairment of intangible fixed assets in Ultramast Ltd and Pound Sterling 1 million related to restructuring charges within Plessey Holdings Limited.


ANALYSIS BY SEGMENT

                                                              2003         2002
                                                             POUND        Pound
                                                          STERLING     Sterling
                                                           MILLION      million
                                                          --------     --------
Network equipment and services                                (329)      (1,312)
Other                                                           25         (104)
Goodwill impairment                                              -       (3,544)
                                                           -------      -------
                                                              (304)      (4,960)
Capital and disposed businsses                                 (54)        (123)
Goodwill impairment                                              -         (133)
                                                           -------      -------
                                                              (358)      (5,216)
                                                           =======      =======
United Kingdom                                                (191)        (823)
The Americas                                                  (115)        (407)
Rest of Europe                                                 (41)        (282)
Africa, Asia and Australasia                                   (11)         (27)
                                                           -------      -------
                                                              (358)      (1,539)
Goodwill impairment                                              -       (3,677)
                                                           -------      -------
                                                              (358)      (5,216)
                                                           =======      =======

B  ASSOCIATES' OPERATING EXCEPTIONAL ITEMS

The Group has recorded its Pound Sterling 25 million share (2002: Pound Sterling 173 million) of the operating exceptional charges of its associates, being in respect of Easynet Group Plc. These charges related to impairment of goodwill and tangible fixed assets, and restructuring and reorganisation costs.

NOTES TO THE ACCOUNTS continued


5  EXCEPTIONAL ITEMS continued

C  NON-OPERATING EXCEPTIONALS

                                                                      2003        2002
                                                                     POUND       Pound
                                                                  STERLING    Sterling
                                                                   MILLION     million
                                                                  --------    --------
(Loss)/gain on disposal of businesses                      (i)          (5)        358
Gain on disposal of fixed assets and investments          (ii)          26         218
Merger/demerger receipts                                 (iii)         123         291
Group share of associates' non-operating exceptionals                   (3)          -
                                                                   -------     -------
Included in non-operating exceptional items                            141         867
                                                                   =======     =======
Gain on repurchase of bonds                                              -         166
                                                                   -------     -------
Included in interest and financing costs                                 -         166
                                                                   =======     =======

(i) The loss on disposal of discontinued operations results from the loss on disposal of Strategic Communications (Pound Sterling 41 million) which was partially offset by the release of provisions relating to Medical Systems and other previously completed disposals. In the year ended 31 March 2002 a gain of Pound Sterling 358 million was made mainly relating to the disposal of the systems businesses (Medical, Commerce and Data Systems).

(ii) The gain on disposal of fixed assets and investments in continuing operations results from a Pound Sterling 28 million curtailment gain associated with retirement benefits arising mainly from the disposal of the Group's 50% share in General Domestic Appliances, Pound Sterling 12 million gain on property disposals and a net Pound Sterling 14 million charge relating to current and prior period disposals and business closures and other provision movements.

(iii) Merger/demerger receipts of Pound Sterling 123 million for the year ended 31 March 2003 related to the release of a provision arising on the settlement of the ESOP derivative of Pound Sterling 158 million previously recognised in provisions, the original share option charge was established as a merger/demerger item. This principal amount plus a further Pound Sterling 11 million carried in net debt were settled for Pound Sterling 35 million paid by Marconi Corporation plc on 19 May 2003. For the year ended 31 March 2002, the release of provisions related to demerger share options which arose due to the significant reduction in Marconi plc's share price and comprised two elements. Pound Sterling 247 million related to a provision created in respect of the Marconi Launch Share Plan. A further Pound Sterling 44 million was released that related to provisions in respect of other option schemes created at the time of the MES Transaction.


D  AMOUNTS WRITTEN OFF INVESTMENTS

The write-down of some of the Group's investments in line with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and recoverable value.


E  EXCEPTIONAL CASH FLOWS

                                                                2003        2002
                                                               POUND       Pound
                                                            STERLING    Sterling
                                                             MILLION     million
                                                            --------    --------
Operating
   Restructuring costs                                          (184)       (302)
   Systems implementation costs                                  (17)        (48)
   Other                                                        (142)        (18)
                                                             -------     -------
                                                                (343)       (368)
                                                             =======     =======
Non-operating
   Disposal of tangible fixed assets                              28         116
   Sale of interests in subsidiary companies and associates      433       1,025
Repurchase of bonds                                                -        (209)
                                                             -------     -------
                                                                 461         932
                                                             =======     =======

Non-operating exceptional cash flows from the disposal of tangible fixed assets are included in note 22 (d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 22 (e). Repurchase of bonds is covered in note 22(g).

6  NET INTEREST PAYABLE

                                                                2003        2002
                                                               POUND       Pound
                                                            STERLING    Sterling
                                                             MILLION     million
                                                            --------    --------
Interest receivable
   Loans and deposits                                             29          31
   Other                                                          17           9
                                                             -------     -------
Interest receivable - total                                       46          40
                                                             =======     =======
Income from listed fixed asset investments                         1           2
                                                             -------     -------
Interest payable
   Bank loans and overdrafts                                    (257)       (281)
   Loan capital                                                   (1)         (1)
   Other                                                          (3)          -
Interest payable - total                                        (261)       (282)
                                                             -------     -------
Net interest payable - Group                                    (214)       (240)
                                                             -------     -------
Share of net interest receivable of joint ventures
   and associates                                                  -           2
                                                             -------     -------
Net interest payable                                            (214)       (238)
                                                             =======     =======


7  NET FINANCE (EXPENDITURE)/INCOME

                                                                2003        2002
                                                               POUND       Pound
                                                            STERLING    Sterling
                                                             MILLION     million
                                                            --------    --------
Financing costs
   Syndicated loan fees                                            -          (5)
   Interest on pension scheme liabilities (note 25)             (163)       (181)
   Loss on share option derivative                                (2)          -
   Loss on unhedged foreign exchange borrowings                   (3)          -
   Finance leases                                                  -          (1)
                                                             -------     -------
Financing costs - total                                         (168)       (187)
                                                             =======     =======
Finance income
   Exceptional gain on the repurchase of bonds                     -         166
   Swap and bond amortisation                                      5           -
   Expected return on pension scheme assets (note 25)            157         221
                                                             -------     -------
Finance income - total                                           162         387
                                                             =======     =======
Net finance (expenditure)/income                                  (6)        200
                                                             =======     =======

In the year ended 31 March 2002 the Group repurchased bonds issued by Marconi Corporation plc with a fair value (after unamortised discount) of Pound Sterling 375 million.


8  TAX

A  TAX (CREDIT)/CHARGE ON LOSS ON ORDINARY ACTIVITIES

                                                                2003        2002
                                                               POUND       Pound
                                                            STERLING    Sterling
                                                             MILLION     million
                                                            --------    --------
Current taxation
   Corporation tax 30% (31 March 2002: 30%)                        -           -
   UK overprovision in respect of prior years                   (155)        (18)
   Overseas tax                                                    -          51
   Overseas overprovision in respect of prior years              (30)        (15)
   Joint ventures and associates                                   -           4
                                                             -------     -------
                                                                (185)         22
                                                             =======     =======
Deferred taxation
   Changes arising from:
   Timing differences - origination and reversal                   -          67
   Estimated recoverable amount of deferred tax assets             -         121
                                                             -------     -------
                                                                   -         188
                                                             =======     =======
Total                                                           (185)        210
                                                             =======     =======

NOTES TO THE ACCOUNTS continued


8 TAX continued

A  TAX (CREDIT)/CHARGE ON LOSS ON ORDINARY ACTIVITIES continued

Included in the tax on loss are the following amounts relating to exceptional items:

                                                                2003        2002
                                                               POUND       Pound
                                                            STERLING    Sterling
                                                             MILLION     million
                                                            --------    --------
Operating exceptional items                                        -         (67)
Non-operating exceptional items                                  (78)        298
                                                             -------     -------
                                                                 (78)        231
                                                             =======     =======


B  DEFERRED TAXATION LIABILITIES

                                                                           Group
                                                                           Pound
                                                                        Sterling
                                                                         million
                                                                        --------
At 1 April 2002                                                              (18)
   Disposals                                                                  12
                                                                         -------
AT 31 MARCH 2003                                                              (6)
                                                                         =======

                                                                2003        2002
                                                               POUND       Pound
                                                            STERLING    Sterling
                                                             MILLION     million
                                                            --------    --------
Tax effect of timing differences on:
   Provisions and accruals for liabilities and charges            (6)        (12)
   Accelerated capital allowances                                  -          (6)
                                                             -------     -------
                                                                  (6)        (18)
                                                             =======     =======

No provision is made for any taxation that may arise if reserves of overseas subsidiaries were distributed as such distributions are not expected to occur in the foreseeable future.

C  RECONCILATION OF CURRENT TAXATION (CREDIT)/CHARGE FOR THE YEAR

                                                                2003        2002
                                                               POUND       Pound
                                                            STERLING    Sterling
                                                             MILLION     million
                                                            --------    --------
Loss before tax                                                 (986)     (5,664)
                                                             -------     -------
Tax credit on loss at a standard rate of 34%
   (31 March 2002: 34%)                                         (335)     (1,926)
Non deductible goodwill impairment, amortisation and
   other similar items                                           102       1,503
Tax losses and other deferred tax items not recognised
   in current tax                                                233         478
Overprovision in respect of prior years                         (185)        (33)
                                                             -------     -------
Current tax charge for the year                                 (185)         22
                                                             =======     =======

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the Group operates.


D  FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

Marconi plc and its direct subsidiaries who left the Marconi Corporation plc group on 19 May 2003 have Pound Sterling nil unrecognised deferred tax assets as at 31 March 2003, and will incur Pound Sterling nil tax cash costs after 31 March 2003.

In relation to the Marconi Corporation plc group, deferred tax assets totalling Pound Sterling 594 million (31 March 2002: Pound Sterling 596 million) have not been recognised in respect of operating losses, pension scheme deficits, and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Although the Group has in excess of Pound Sterling 2 billion of tax losses as at 31 March 2003, these may be unavailable to cover earlier years that are open for or under tax audit. In addition, in some jurisdictions the losses carried forward will be forfeit (this applies to the US) or could be restricted (this may apply to Germany and the UK) following the Group's restructuring. There will be ongoing tax cash costs, therefore, where losses are unavailable. The unutilised US tax attributes at 31 March 2003 have been excluded from the unrecognised deferred tax assets of Pound Sterling 594 million.

9  EQUITY MINORITY INTERESTS

Equity minority interests represent the share of the profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the Group.


10 EQUITY DIVIDENDS

The directors do not propose any dividends for the year ending 31 March 2003. No dividends were declared during the year to 31 March 2002.


11 EMPLOYEES

A  DIRECTORS' REMUNERATION

Details of directors' remuneration specified for audit by Schedule 7A of the Companies Act are given in the Report to shareholders by the Board on directors' remuneration.

B  AVERAGE MONTHLY NUMBER OF EMPLOYEES BY SECTOR

                                                                  NUMBER ('000)
                                                                ----------------
                                                                2003        2002
                                                                ----        ----
Networks equipment                                                13          19
Networks services                                                  6           8
                                                                ----        ----
                                                                  19          27
Capital and disposed businesses                                    2          18
                                                                ----        ----
Group employees - Discontinued operations                         21          45
Share of joint venture employees                                   -           3
                                                                ----        ----
Group and share of joint venture employees                        21          48
                                                                ====        ====


C  STAFF COSTS

                                                                2003        2002
                                                               POUND       Pound
                                                            STERLING    Sterling
                                                             MILLION     million
                                                            --------    --------
Wages and salaries                                               717       1,295
Social security costs                                             87         156
                                                             -------------------
   Amounts charged to operating expenses                          43          67
   Amounts credited to non-operating exceptional items           (57)          -
   Amounts included in net finance income                          6         (40)
   Amounts recognised in the Statement of Recognised
      Gains and Losses                                           269         351
                                                             -------------------
Other pension costs                                              261         378
                                                             -------     -------
                                                               1,065       1,829
                                                             =======     =======
United Kingdom                                                   537         942
The Americas                                                     260         483
Rest of Europe                                                   243         357
Africa, Asia and Australasia                                      25          47
                                                             -------     -------
                                                               1,065       1,829
                                                             =======     =======

Included within the staff costs for the year ended 31 March 2003 are Pound Sterling Nil (31 March 2002: Pound Sterling 11 million) of costs related to ongoing remuneration costs regarding the share option schemes.

NOTES TO THE ACCOUNTS continued


11  EMPLOYEES continued

D  SHARE OPTIONS

At 31 March 2003 options were still outstanding in respect of the Company's ordinary shares of 5p under the Company's options schemes:

                                                                              Amount
                                                                           of shares
                                                                               Pound                           Date
                                                                 Number     Sterling    Subscription       normally
                                                              of shares      million           price    exercisable
                                                             ----------    ---------    ------------    -----------
The Employee 1992 Savings-Related Share Option Scheme         1,985,076          0.1        203-273p      2002-2003
The 1984 Managers' Share Option Scheme                          621,628            -        183-266p      2002-2004
The 1997 Executive Share Option Scheme                        7,824,494          0.4        327-384p      2002-2008
The Marconi UK Sharesave Plan                                 2,295,287          0.1        538-748p      2003-2006
The Marconi International Sharesave Plan                      1,340,175          0.1            737p      2004-2006
The Marconi Launch Share Plan                                19,589,228          1.0               -      2002-2006
The Marconi 1999 Stock Option Plan                           96,145,820          4.8        35-1030p      2002-2011
The MSI 1995 Stock Option Plan                                  144,164            -          3-274p      2002-2008
The MSI 1999 Stock Option Plan                                2,386,061          0.1        212-957p      2002-2010
The MSIH Stock Option Plan                                      676,600            -            212p      2002-2005
The Mariposa Technology, Inc 1998 Employee Incentive Plan       320,684            -           9-56p      2002-2010
The Marconi Restricted Share Plan                             1,793,970          0.1               -      2002-2004
The Phantom Option Scheme                                    55,688,165          2.8        17-1250p      2002-2011
Long Term Incentive Plan                                        617,963            -               -      2002-2003

The Directors' interests as defined by the Companies Act 1985 (which include trustee holdings and family interests incorporating holdings of minor children) in shares in the Company and its subsidaries are set out in the Report to Shareholders by the Board on directors' remuneration.


12 GOODWILL

                                                                            Cost
                                                                           Pound
                                                                        Sterling
                                                                         million
                                                                        --------
At 1 April 2002                                                            6,812
   Disposals (note 24 b)                                                    (367)
   Adjustments in respect of prior year acquisitions (note 24a)              (34)
   Exchange rate adjustment                                                 (424)
                                                                         -------
AT 31 MARCH 2003                                                           5,987
                                                                         =======

                                                                    Amortisation
                                                                           Pound
                                                                        Sterling
                                                                         million
                                                                        --------
At 1 April 2002                                                           (5,935)
Disposals (note 24b)                                                         245
Charged to profit and loss account                                          (104)
Exchange rate adjustment                                                     404
                                                                         -------
AT 31 MARCH 2003                                                          (5,390)
                                                                         =======

NET BOOK VALUE AT 31 MARCH 2003                                              597
Net book value at 31 March 2002                                              877

In the year to 31 March 2002 a review of the Group's fixed assets, including goodwill, resulted in an impairment charge of Pound Sterling 3,677 million. Following the continued difficult market conditions the directors announced expectations of a delay in market recovery beyond the end of 2003, significant changes to the Group forecasts have been made, and further reviews have been undertaken at 30 September 2002.

The average discount rate applied to the future cash flows in the years ended 31 March 2002 and 2003 was 15% and is based upon a weighted average cost of capital percentage. No further impairment charge in respect of goodwill was necessary for the year ended 31 March 2003.

13 TANGIBLE FIXED ASSETS


                                                                                       Fixtures,   Payments on
                                                    Leasehold property                 fittings,   account and
                                        Freehold    ------------------    Plant and    tools and  assets under
                                        property       Long       Short   machinery    equipment  construction       Total
                                           Pound      Pound       Pound       Pound        Pound         Pound       Pound
                                        Sterling   Sterling    Sterling    Sterling     Sterling      Sterling    Sterling
GROUP                                    million    million     million     million      million       million     million
-----                                   --------   --------    --------   ---------    ---------  ------------    --------
Cost at 1 April 2002                         160         11           7         520          596            40       1,334
 Exchange rate adjustment                     (3)        --          --          (5)           1            (1)         (8)
 Additions                                     6         --          --          22           12             3          43
 Completed construction                        3         --          --           3           19           (25)         --
 Disposals                                   (10)        (4)         (5)        (88)         (42)           (8)       (157)
Businesses disposed (note 24b)               (30)        --          --        (152)         (98)           (9)       (289)
                                         -------    -------     -------     -------      -------       -------     -------
COST AT 31 MARCH 2003                        126          7           2         300          488            --         923
                                         =======    =======     =======     =======      =======       =======     =======
Depreciation at 1 April 2002                  37          2           3         335          435            --         812
 Exchange rate adjustment                      1         --          --          (3)           1            --          (1)
 Charged to profit and loss account           21         --           3          36           75            --         135
 Impairment of fixed assets                   --         --          --          51           23            --          74
 Disposals                                    (9)        (2)         (5)        (73)         (37)           --        (126)
Businesses disposed (note 24b)               (12)        --          --        (120)         (82)           --        (214)
                                         -------    -------     -------     -------      -------       -------     -------
DEPRECIATION AT 31 MARCH 2003                 38         --           1         226          415            --         680
                                         -------    -------     -------     -------      -------       -------     -------
NET BOOK VALUE AT 31 MARCH 2003               88          7           1          74           73            --         243
Net book value at 31 March 2002              123          9           4         185          161            40         522
                                         =======    =======     =======     =======      =======       =======     =======

The net book value of tangible fixed assets of the Group includes an amount of Pound Sterling Nil (31 March 2002: Pound Sterling 6 million) in respect of assets held under finance leases, on which the depreciation charge for the year was Pound Sterling Nil (31 March 2002: Pound Sterling 2 million).

The Company has no fixed assets.


14 FIXED ASSET INVESTMENTS

A JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS


                                                        Shares                     Goodwill          Share
                                                     cost less                 amortisation        of post
                                                       amounts      Goodwill            and    acquisition
                                                   written off          cost     impairment       reserves        Loans       Total
                                                         Pound         Pound          Pound          Pound        Pound       Pound
GROUP                                                 Sterling      Sterling       Sterling       Sterling     Sterling    Sterling
JOINT VENTURES AND ASSOCIATES                          million       million        million        million      million     million
-----------------------------                      -----------      --------   ------------    -----------     --------    --------
At 1 April 2002                                            319            75            (10)          (189)           2         197
Profits less losses retained                                --            --             --            (95)          --         (95)
Goodwill impairment                                         --            --            (27)            --           --         (27)
Goodwill amortisation                                       --            --            (10)            --           --         (10)
Transfer from current asset investments                     15            --             --             --           --          15
Transfer from fixed asset investments                       --            20            (19)            --           --           1
Disposals                                                  (69)           --             --             34           (2)        (37)
Movement through profit and loss account reserves           --            --             --              3           --           3
                                                   -----------      --------   ------------    -----------     --------    --------
AT 31 MARCH 2003                                           265            95            (66)          (247)          --          47
                                                   ===========      ========   ============    ===========     ========    ========


                                                                             Cost or
                                                                           valuation       Provisions           Total
                                                                               Pound            Pound           Pound
                                                                            Sterling         Sterling        Sterling
OTHER INVESTMENTS                                                            million          million         million
-----------------                                                          ---------       ----------        --------
At 1 April 2002                                                                  321             (268)             53
Transfers to associates                                                          (20)              19              (1)
Disposals, impairments and repayments                                             --              (30)            (30)
Impairment of listed investments                                                  --               (6)             (6)
                                                                           ---------       ----------        --------
AT 31 MARCH 2003                                                                 301             (285)             16
                                                                           =========       ==========        ========

JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS AT 31 MARCH 2003                                                  63
Joint ventures, associates and other investments at 31 March 2002                                                 250
                                                                                                             ========

NOTES TO THE ACCOUNTS continued







14 FIXED ASSET INVESTMENTS continued

MARKET VALUES

Listed fixed asset investments are stated at market value, as follows:

                                                                                        2003             2002
                                                                                       POUND            Pound
                                                                                    STERLING         Sterling
                                                                                     MILLION          million
                                                                                    --------         --------
Other investments - listed in the United Kingdom                                          10               19
                                                                                    ========         ========

The aggregate historic cost of the listed fixed asset investment was Pound Sterling 49 million at 31 March 2003 (2002: Pound Sterling 49 million).

Pound Sterling Nil provision has been made for taxation (31 March 2002: Pound Sterling Nil) which could arise if these investments were realised at the values stated.

At 9 July 2003 the market value of the investments shown above was, in aggregate, Pound Sterling 11 million.


                                                                                                                      Country of
CORE BUSINESSES                                                       Voting rights                                Incorporation
---------------                                                       -------------                                -------------
Network equipment and services
Marconi Communications Ltd.                                                    100%                                Great Britain
Marconi Communications S.p.A.                                                  100%                                        Italy
Marconi Communications, Inc.                                                   100%                                          USA
Marconi Communications GmbH.                                                   100%                                      Germany
                                                                      =============                                =============


                                                                                                                      Country of
ASSOCIATED COMPANIES       Class of shares                                                   Number held           Incorporation
--------------------       ---------------                                                   -----------           -------------
Easynet Group Plc          Ordinary shares of 4p                                              32,264,651           Great Britain
                           Convertible non-voting ordinary shares of 4p                       48,553,661
                           Equity share                                       72.7%
                           Voting share                                       51.6%
                                                                              =====           ==========           =============


In February 2002, the Group was obliged to acquire by a put option 1,324,054 ordinary shares in Easynet Group plc for Pound Sterling 20 million. The Group disputed the legal basis of the put option and entered into litigation with Railtrack Group. At 31 March 2003, Pound Sterling 20 million was recorded as a fixed asset investment and impaired to Pound Sterling 1.8 million, being its market value. Also, during the year to 31 March 2003, goodwill on Easynet Group Plc was impaired by Pound Sterling 28 million and an amortisation charge of Pound Sterling 10 million was incurred.

In February 2003, the litigation with Railtrack Group was settled and the Group became beneficial owners of the 1,324,054 ordinary shares under the put option. Consequently, the Pound Sterling 20 million and related provision have been transferred to joint ventures and associates.

The put option increased the Group's equity holding to 72.7% (31 March 2002:
71.6%) and its holding of voting shares to 51.6% (31 March 2002: 49.6%). However, under the articles of association of Easynet Group plc and the relationship agreement with Easynet Group plc, the voting rights of Marconi in Easynet Group plc are limited to 49.9%. Accordingly Easynet Group plc applied in April 2003 to the Listing Authority to cancel ordinary shares and issue non-voting convertible shares.

As the holding of more than 50% of the voting shares is temporary, Marconi has continued to equity account for Easynet Group plc as an associate.

Easynet Group plc's year end is 31 December and it has been accounted for under the equity accounting method. As it is a company quoted on the London Stock Exchange, information that is not in the public domain cannot be disclosed. Consequently its results have been accounted for the year to 31 December 2002 for inclusion in the Group's results for the year ended 31 March 2003 and from acquisition (26 July 2001) to 31 December 2001 for inclusion in the Group's results for the year ended 31 March 2002. Easynet is a network-based provider of broadband services and internet solutions and is incorporated in Great Britain.

The above list of subsidiaries and associated companies includes those businesses that had a material effect on the consolidated results to 31 March 2003.

As at 27 May 2003, Marconi held 30,111,162 ordinary shares and 50,707,150 convertible non voting shares amounting to a voting share holding of 49.7% and an equity share holding of 72.7%.

14 FIXED ASSET INVESTMENTS continued

B INVESTMENT IN MARCONI PLC SHARES

The Marconi Employee Trust (MET), a discretionary trust for certain employees and former employees of Marconi plc and its subsidiaries, was established on 1 December 1999. The trust acquired shares in order to satisfy entitlements under certain share option schemes. The MET held assets of 1,208,545 Marconi plc ordinary 5p shares at 31 March 2003, with a carrying value and market value of Pound Sterling Nil.

The G.E.C. Employee Share Trust (EST), a discretionary trust for certain employees and former employees of Marconi plc Group including Marconi Corporation plc and its subsidiaries, was established on 19 January 1995. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The EST held assets of 1,135,644 Marconi plc ordinary 5p shares at 31 March 2003, with a carrying value and market value of Pound Sterling Nil. Dividends receivable by EST from the Company have not been waived.

The G.E.C. Special Purpose Trust, which has no remaining investments at 31 March 2003 and will be wound up, the Marconi Employee Trust and the G.E.C. Employee Share Trust have been consolidated into Marconi plc. All operating expenses incurred are charged to the Group profit and loss account.

C SHARES IN GROUP COMPANIES

                                                                        Pound
                                                                     Sterling
Company                                                               million
-------                                                              --------
At 1 April 2002                                                           602
  Additions                                                               114
  Impairments                                                            (709)
                                                                     --------
                                                                            7
                                                                     ========

The Company has written down the carrying value of its investments to the amount that it will recover from the restructuring of the Group on 19 May 2003.

15 STOCKS AND CONTRACTS IN PROGRESS

                                                                       GROUP                     COMPANY
                                                               ------------------        --------------------
                                                                  2003       2002           2003         2002
                                                                 POUND      Pound          POUND        Pound
                                                              STERLING   Sterling       STERLING     Sterling
                                                               MILLION    million        MILLION      million
                                                              --------   --------       --------     --------
Raw materials and bought in components                              89        203              -            -
Work in progress                                                    60        241              -            -
         Payments on account                                        (2)        (3)             -            -
Long-term contract work in progress                                 11         83              -            -
Finished goods                                                      76        196              -            -
                                                              --------   --------       --------     --------
                                                                   234        720              -            -
                                                              ========   ========       ========     ========

16 DEBTORS


                                                                          GROUP                     COMPANY
                                                                  -------------------       ---------------------
                                                                      2003       2002           2003         2002
                                                                     POUND      Pound          POUND        Pound
                                                                  STERLING   Sterling       STERLING     Sterling
                                                                   MILLION    million        MILLION      million
                                                                  --------   --------       --------     --------
Amounts falling due within one year
         Trade debtors                                                 464        979              -            -
         Amounts owed by joint ventures and associates                  30         26              -            -
         Other debtors                                                  57         96              -            -
         Prepayments and accrued income                                 30        102              -            -
         Amounts owed by group undertakings                              -          -              -          275
                                                                  --------   --------       --------     --------
                                                                       581      1,203              -          275
                                                                  ========   ========       ========     ========
Amounts falling due after more than one year
         Trade debtors                                                   2         16              -            -
         Other debtors                                                  29         71              -            -
         Prepayments and accrued income                                  1          7              -            -
                                                                  --------   --------       --------     --------
                                                                        32         94              -            -
                                                                  --------   --------       --------     --------
                                                                       613      1,297              -          275
                                                                  ========   ========       ========     ========

Amounts owed by joint ventures and associates relate to trading balances.

17 CURRENT ASSET INVESTMENTS AND CASH AT BANK AND IN HAND

A CURRENT ASSET INVESTMENTS


                                                                              GROUP                             COMPANY
                                                                    -------------------------         -------------------------
                                                                        2003             2002             2003             2002
                                                                       POUND            Pound            POUND            Pound
                                                                    STERLING         Sterling         STERLING         Sterling
                                                                     MILLION          million          MILLION          million
                                                                    --------         --------         --------         --------
Unlisted investments                                                       -               15                -                -
                                                                    ========         ========         ========         ========

B CASH AT BANK AND IN HAND

                                                                              GROUP                             COMPANY
                                                                    -------------------------         --------------------------
                                                                        2003             2002             2003              2002
                                                                       POUND            Pound            POUND             Pound
                                                                    STERLING         Sterling         STERLING          Sterling
                                                                     MILLION          million          MILLION           million
                                                                    --------         --------         --------          --------
Cash and bank deposits repayable on demand                               935            1,309                1                 1
Other cash deposits                                                      226               65                2                 -
                                                                    --------         --------         --------          --------
Cash at bank and in hand                                               1,161            1,374                3                 1
                                                                    ========         ========         ========          ========

Included in the amounts above are restricted cash of:


                                                                              GROUP                             COMPANY
                                                                   --------------------------         -------------------------
                                                                       2003              2002             2003             2002
                                                                      POUND             Pound            POUND            Pound
                                                                   STERLING          Sterling         STERLING         Sterling
                                                                    MILLION           million          MILLION          million
                                                                   --------          --------         --------         --------
Secured                                                                 812                19                -                -
Collateral against bonding facilities                                   135                25                -                -
Held by captive insurance company                                        17                17                -                -
                                                                   --------          --------         --------         --------
Restricted cash                                                         964                61                -                -
Other                                                                   197             1,313                3                1
                                                                   --------          --------         --------         --------
Cash at bank and in hand                                              1,161             1,374                3                1
                                                                   ========          ========         ========         ========


Of the secured cash, Pound Sterling 771 million (2002: Pound Sterling Nil) relates to amounts held under an interim security arrangement by the Group's syndicate banks and bondholders. A further Pound Sterling 27 million relates to cash deposited against employee share option plan derivative providers for the Strategic Communications business (2002: Pound Sterling Nil) and Pound Sterling 14 million (2002: Pound Sterling 19 million) relates to cash deposited against secured loans in Italy.

18 CREDITORS

                                                                              GROUP                            COMPANY
                                                                    -------------------------         --------------------------
                                                                        2003             2002             2003              2002
                                                                       POUND            Pound            POUND             Pound
                                                                    STERLING         Sterling         STERLING          Sterling
                                                                     MILLION          million          MILLION           million
                                                                    --------         --------         --------          --------
Amounts falling due within one year
         Unsecured debenture loans (note 19)                               -               32                -                 -
         Bonds (note 19)                                               1,762                -                -                 -
         Bank loans and overdrafts (note 19)
                  Repayable on demand                                  2,194            2,351                -                 -
                  Other                                                    1               44                -                 -
         Obligations under finance leases (note 19)                        -                9                -                 -
                                                                    --------         --------         --------          --------
                                                                       3,957            2,436                -                 -
         Payments received in advance                                     76              101                -                 -
         Trade creditors                                                 174              512                -                 -
         Amounts owed to joint ventures and associates                     9                9                -                 -
         Amounts owed to Group undertakings                                -                -              163               207
         Current taxation                                                137              290                -                 -
         Other taxation and social security                               22               15                -                 -
         Other creditors                                                 183              423                -                 -
         Accruals and deferred income                                    185              282                -                 -
                                                                    --------         --------         --------          --------
                                                                       4,743            4,068              163               207
                                                                    ========         ========         ========          ========
Amounts falling due after more than one year
         Bonds (note 19)                                                   -            1,771                -                 -
         Bank loans and overdrafts (note 19)                              30               32                -                 -
                                                                    --------         --------         --------          --------
                                                                          30            1,803                -                 -
         Payments received in advance                                      -               29                -                 -
         Other creditors                                                  16               70                -                 -
                                                                    --------         --------         --------          --------
                                                                          46            1,902                -                 -
                                                                    ========         ========         ========          ========

19 BORROWINGS


                                                                               GROUP                            COMPANY
                                                                      ------------------------         --------------------------
                                                                          2003            2002             2003              2002
                                                                         POUND           Pound            POUND             Pound
                                                                      STERLING        Sterling         STERLING          Sterling
                                                                       MILLION         million          MILLION           million
                                                                      --------        --------         --------          --------
Unsecured debenture loans                                                    -              32                -                 -
Bonds                                                                    1,762           1,771                -                 -
Bank loans and overdrafts
         Secured                                                            17              31                -                 -
         Unsecured                                                       2,208           2,396                -                 -
Obligations under finance leases                                             -               9                -                 -
                                                                      --------        --------         --------          --------
                                                                         3,987           4,239                -                 -
Less amounts falling due within one year                                (3,957)         (2,436)               -                 -
                                                                      --------        --------         --------          --------
                                                                            30           1,803                -                 -
                                                                      ========        ========         ========          ========

Analysis of repayments of long-term borrowings
         Bank loans
                  Between one and two years                                  9               6                -                 -
                  Between two and five years                                11              14                -                 -
                  In more than five years                                   10              12                -                 -
         Bonds
                  Between two and five years                                 -             262                -                 -
                  In more than five years                                    -           1,509                -                 -
                                                                      --------        --------         --------          --------
                                                                            30           1,803                -                 -
                                                                      ========        ========         ========          ========
Bonds
         Repayable at par wholly within five years
           (average rate 5.6%)                                               -             262                -                 -
         Repayable at par wholly after five years
           (average rate 7.5%)                                               -           1,509                -                 -
                                                                      ========        ========         ========          ========

MATURITY

The total bonds of Pound Sterling 1,762 million (2002: Pound Sterling 1,771 million) are treated as at 31 March 2003 as becoming due within one year, as non-payment of interest in March 2003 has effectively resulted in the bonds being payable on demand as at 31 March 2003. As at 31 March 2002, Pound Sterling 262 million were due wholly within five years, and Pound Sterling 1,509 million were due wholly after five years.

20 PROVISIONS FOR LIABILITIES AND CHARGES

                                                                                          Warranties
                                                                Share       Deferred             and
                                        Restructuring         options            tax       contracts          Other           TOTAL
                                                Pound           Pound          Pound           Pound          Pound           POUND
                                             Sterling        Sterling       Sterling        Sterling       Sterling        STERLING
                                              million         million        million         million        million         MILLION
                                        -------------        --------       --------      ----------       --------        --------
At 1 April 2002                                    96             179             18             140             72             505
         Exchange rate adjustment                   -               -              -               1             (6)             (5)
         Disposals                                 (2)              -            (12)            (12)            (5)            (31)
         Charged                                   63              11              -              55             92             221
         Released                                 (19)           (144)             -             (13)           (14)           (190)
         Utilised                                 (74)            (11)             -             (82)           (24)           (191)
                                        -------------        --------       --------      ----------       --------        --------
AT 31 MARCH 2003                                   64              35              6              89            115             309
                                        =============        ========       ========      ==========       ========        ========


Restructuring provisions mainly comprise expected costs for termination of employee contracts, costs for properties no longer occupied and onerous lease contracts. The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next five years.

Share option provisions are Pound Sterling 35 million and relate to amounts paid to the ESOP derivative banks on 19 May 2003 in settlement of the ESOP derivative of Pound Sterling 158 million. All other share option provisions have been released as they are in respect of Marconi plc shares which have been delisted on 19 May 2003.

Warranties and contracts mainly comprise expected costs of maintenance under guarantees, other work in respect of products delivered and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the products and contracts which are long term in nature.

Other provisions mainly comprise expected employee related claims, environmental liabilities, other litigation, insurance balances, merger and acquisition claims and scheme costs.

Releases in the year mainly comprise Pound Sterling 8 million of schemed leases and litigation and Pound Sterling 123 million of share option provisions settled with ESOP derivative banks.

Company provisions of Pound Sterling 9 million represent costs relating to the Scheme of Arrangement.

NOTES TO THE ACCOUNTS continued




21 EQUITY SHAREHOLDERS' INTERESTS

A SHARE CAPITAL


                                                                   Number of shares    Pound Sterling
                                                                   ----------------    --------------
Fully paid ordinary shares of 5p each
Shares allotted at 1 April 2002                                       2,792,638,820       139,631,941
         Shares allocated under share option schemes                        461,777            23,089
         Shares cancelled                                                   (88,646)           (4,432)
                                                                   ----------------    --------------
Shares allotted at 31 March 2003                                      2,793,011,951       139,650,598
Unissued ordinary shares                                              3,206,988,049       160,349,402
                                                                   ----------------    --------------
Authorised                                                            6,000,000,000       300,000,000
                                                                   ================    ==============

B GROUP RESERVES

                                                                Shares          Share                    Profit and
                                                                 to be        premium        Capital       and loss
                                                                issued        account       reserves        account           TOTAL
                                                                 Pound          Pound          Pound          Pound           POUND
                                                              Sterling       Sterling       Sterling       Sterling        STERLING
                                                               million        million        million        million         MILLION
                                                              --------       --------       --------     ----------        --------
At 1 April 2002                                                     45            500            375         (2,618)         (1,698)
         Issue of ordinary shares                                    -              6              -              -               6
         Loss retained for the period                                -              -              -           (802)           (802)
         Exchange differences                                        -              -              -            122             122
         Actuarial loss (note 25)                                    -              -              -           (269)           (269)
         Group share of associates' shares to be issued              -              -              -              3               3
         Release of shares to be issued                            (45)             -              -              -             (45)
                                                              --------       --------       --------     ----------        --------
AT 31 MARCH 2003                                                     -            506            375         (3,564)         (2,683)
                                                              ========       ========       ========     ==========        ========


Shares to be issued represents the Marconi plc ordinary shares to be issued to employees as a result of acquisitions made.

The amount in the profit and loss reserve relating to the defined benefit liability is Pound Sterling 353 million (31 March 2002: Pound Sterling 126 million liability).

Included in exchange gains of Pound Sterling 122 million are Pound Sterling 169 million (31 March 2002: Pound Sterling 17 million gain) and related tax charges of Pound Sterling Nil (31 March 2002: Pound Sterling Nil) on borrowings hedged against investments denominated in foreign currencies.

C COMPANY RESERVES


                                                                                                        Profit and
                                                                                                      loss account
                                                                                                             Pound
                                                                                                          Sterling
                                                                                                           million
                                                                                                      ------------
At 1 April 2002                                                                                                (14)
         Loss for the year                                                                                    (794)
                                                                                                      ------------
AT 31 MARCH 2003                                                                                              (808)
                                                                                                      ============

Pursuant to Section 230 of the Companies Act 1985 the Company is not presenting its own profit and loss account in addition to the consolidated profit and loss account. The loss of the Company for the financial year amounted to Pound Sterling 794 million (2002: loss Pound Sterling 67 million).

22 CASH FLOW

A NET CASH INFLOW FROM OPERATING ACTIVITIES


                                                                                         2003             2002
                                                                                        POUND            Pound
                                                                                     STERLING         Sterling
DISCONTINUED OPERATIONS                                                               MILLION          million
-----------------------                                                              --------         --------
Group operating loss after exceptionals                                                  (738)          (6,115)
Operating exceptionals                                                                    326            5,210
                                                                                     --------         --------
Group operating loss before exceptionals                                                 (412)            (905)
Depreciation charge                                                                       135              245
Goodwill amortisation                                                                     104              431
Decrease in stock                                                                         233               95
Decrease in debtors                                                                       159              572
Decrease in creditors                                                                    (221)            (469)
Increase in provisions                                                                     10               41
                                                                                     --------         --------
                                                                                            8               10
                                                                                     ========         ========


B RETURNS ON INVESTMENTS AND SERVICING OF FINANCE


                                                                                         2003             2002
                                                                                        POUND            Pound
                                                                                     STERLING         Sterling
DISCONTINUED OPERATIONS                                                               MILLION          million
-----------------------                                                              --------         --------
Income from loans, deposits and investments                                                44               24
Interest paid                                                                            (180)            (286)
                                                                                     --------         --------
                                                                                         (136)            (262)
                                                                                     ========         ========


C TAX REPAID/(PAID)


                                                                                         2003             2002
                                                                                        POUND            Pound
                                                                                     STERLING         Sterling
DISCONTINUED OPERATIONS                                                               MILLION          million
-----------------------                                                              --------         --------
UK corporation tax repaid                                                                  52               34
Overseas tax paid                                                                         (21)             (47)
                                                                                     --------         --------
                                                                                           31              (13)
                                                                                     ========         ========


D CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT


                                                                                         2003             2002
                                                                                        POUND            Pound
                                                                                     STERLING         Sterling
DISCONTINUED OPERATIONS                                                               MILLION          million
-----------------------                                                              --------         --------
Purchases of tangible fixed assets                                                        (43)            (361)
Purchases of fixed asset investments                                                      (20)            (342)
Sales of fixed asset investments                                                            3              334
Sales of tangible fixed assets                                                             30              173
                                                                                     --------         --------
                                                                                          (30)            (196)
                                                                                     ========         ========


Sales of tangible fixed assets shown above includes an amount of Pound Sterling 26 million property and Pound Sterling 2 million for car fleet disposals (2002:
Pound Sterling 116 million) in respect of disposals treated as exceptional items in the profit and loss account.

E ACQUISITIONS AND DISPOSALS


                                                                                         2003             2002
                                                                                        POUND            Pound
                                                                                     STERLING         Sterling
DISCONTINUED OPERATIONS                                                               MILLION          million
-----------------------                                                              --------         --------
Investments in subsidiary companies                                                        (3)             (37)
Investments in joint ventures                                                               -              (65)
Sales of interests in subsidiary companies                                                377            1,443
Sales of interests in joint ventures and associates                                        46                -
Net overdraft/(cash) disposed with subsidiary companies                                    13             (316)
                                                                                     --------         --------
                                                                                          433            1,025
                                                                                     ========         ========

NOTES TO THE ACCOUNTS continued







22 CASH FLOW continued
F NET CASH (OUTFLOW)/INFLOW FROM MANAGEMENT OF LIQUID RESOURCES
Comprising term deposits generally of less than one year and other readily disposable current asset investments


                                                                                           2003               2002
                                                                                          POUND              Pound
                                                                                       STERLING           Sterling
DISCONTINUED OPERATIONS                                                                 MILLION            million
-----------------------                                                                --------           --------
Deposits made with banks and similar financial institutions                                (169)            (4,241)
Deposits withdrawn from banks and similar financial institutions                              8              4,378
Purchases of securities issued by banks and other corporate bodies                            -                (51)
Sales of securities issued by banks and other corporate bodies                                -                100
                                                                                       --------           --------
                                                                                           (161)               186
                                                                                       ========           ========

G NET CASH (OUTFLOW)/INFLOW FROM FINANCING

                                                                                           2003               2002
                                                                                          POUND              Pound
                                                                                       STERLING           Sterling
DISCONTINUED OPERATIONS                                                                 MILLION            million
-----------------------                                                                --------           --------
(Decrease)/increase in bank loans                                                           (63)             1,273
Decrease in debenture loans                                                                   -                (90)
Decrease in bonds                                                                             -               (209)
Capital element of finance lease repayments                                                  (1)                (2)
                                                                                       --------           --------
                                                                                            (64)               972
                                                                                       ========           ========


23 ANALYSIS OF NET MONETARY DEBT


                                                                        Acquisitions/
                                                                            disposals
                                                                           (excluding          Other       Exchange
                                               At 1 April                    cash and       non-cash           rate     At 31 March
                                                     2002    Cash flow    overdrafts)        changes     adjustment            2003
                                                    Pound        Pound          Pound          Pound          Pound           Pound
                                                 Sterling     Sterling       Sterling       Sterling       Sterling        Sterling
                                                  million      million        million        million        million         million
                                               ----------    ---------  -------------       --------     ----------     -----------
Cash at bank and in hand                            1,309         (345)             -              -            (29)            935
Overdrafts                                           (107)          83              -              -              2             (22)
                                                             ---------
                                                                  (262)
                                                             =========
Liquid resources                                       65          161              -              -              -             226
                                                             ---------
Amounts falling due within one year
                                                             ---------
         Bank loans                                (2,288)          59             22           (115)           149          (2,173)
         Bonds                                          -            -              -         (1,771)             9          (1,762)
         Unsecured debenture loans                    (32)           -              -             31              1               -
         Finance leases                                (9)           1              2              6              -               -
Amounts falling due after more than one year
         Bank loans                                   (32)           4              -             (6)             4             (30)
         Bonds                                     (1,771)           -              -          1,771              -               -
         Finance leases                                 -            -              -              -              -               -
                                                             ---------
                                                                    64
                                               ----------    ---------  -------------       --------     ----------     -----------
                                                   (2,865)         (37)            24            (84)           136          (2,826)
                                               ==========    =========  =============       ========     ==========     ===========


The reclassification of the Bonds reflects that, following non-payment of interest in March 2003, the Group believes that the Bonds were repayable on demand as at 31 March 2003.

The non-cash movement in bank loans results from the settling of an interest rate derivative by way of an increase in the Group's borrowings.

24 ACQUISITIONS AND DISPOSALS

A INVESTMENTS IN SUBSIDIARY COMPANIES

No subsidiaries were acquired in the year ended 31 March 2003.

Analysis of fair value of identifiable net assets of subsidiaries acquired


                                                                                          2003                      2002
                                                                                         POUND                     Pound
                                                                                      STERLING                  Sterling
                                                                                       MILLION                   million
                                                                                      --------                  --------
Tangible fixed assets                                                                        -                         3
Debtors                                                                                      -                         2
Creditors and provisions                                                                     -                        (8)
Loan capital                                                                                 -                        (3)
                                                                                      --------                  --------
                                                                                             -                        (6)
                                                                                      --------                  --------
Satisfied by:
         Cash paid                                                                           -                        23
         Deferred consideration                                                              -                        10
                                                                                      --------                  --------
                                                                                             -                        33
                                                                                      --------                  --------
Goodwill arising on acquisitions                                                             -                        39
                                                                                      ========                  ========
Deferred consideration paid in respect of prior acquisitions                                 -                        14
Adjustment to consideration in respect of prior acquisitions                               (34)                      (77)
Additional fair value adjustments in respect of prior acquisitions                           -                        14
                                                                                      --------                  --------
Net reduction in goodwill                                                                  (34)                      (10)
                                                                                      ========                  ========


Following adjustment to non-cash consideration on the acquisition of MSI, Albany Partnership (APT) and Reltec, goodwill has been reduced by Pound Sterling 18 million, Pound Sterling 1 million and Pound Sterling 15 million respectively. In the year to 31 March 2002 adjustments to consideration were in respect of Splice Transmissao SA, MSI, Mariposa Technology, Inc and APT, Bosch Public Networks Limited and Systems Management Specialists, Inc (SMS).

B SALES OF INTERESTS IN SUBSIDIARIES


                                                                   Marconi      Marconi
                                                                   Applied       Mobile
                                                              Technologies     Holdings                      2003           2002
                                                                     Group       S.p.A.        Other        TOTAL          Total
                                                                     Pound        Pound        Pound        POUND          Pound
                                                                  Sterling     Sterling     Sterling     STERLING       Sterling
                                                                   million      million      million      MILLION        million
                                                              ------------     --------     --------     --------       --------
Net assets sold
         Tangible fixed assets                                          18           38           19           75            452
         Investments in joint ventures and associates                    -            -            -            -             97
         Inventory                                                      23          191           35          249            240
         Debtors                                                        19          264           35          318            536
         Net cash/(overdrafts)                                           2          (17)           2          (13)           316
         Borrowings (excluding overdrafts)                               -          (17)          (5)         (22)             -
         Taxation                                                        -           (3)          (1)          (4)             -
         Creditors and provisions                                      (14)        (163)         (69)        (246)          (846)
         Finance lease creditors                                         -            -           (2)          (2)             -
         Goodwill                                                        1          121            -          122            363
         Minority interests                                              -           (4)          (7)         (11)             -
         Retirement benefit deficit                                     (5)         (33)           -          (38)             -
                                                              ------------     --------     --------     --------       --------
                                                                        44          377            7          428          1,158
                                                              ============     ========     ========     ========       ========
Accounted for by:
         Cash consideration                                             48          338            8          394          1,443
         Deferred consideration and accrued transaction costs            -            -           (1)          (1)           (76)
         Shares received                                                 -            -            -            -            263
                                                              ------------     --------     --------     --------       --------
Profit/(loss) on disposal                                                4          (39)           -          (35)           472
                                                              ============     ========     ========     ========       ========


Marconi Mobile Holdings S.p.A., the holding company for the Group's Strategic Communications business, was disposed of on 2 August 2002 and the Marconi Applied Technologies Group was disposed of on 12 July 2002.

In addition Pound Sterling 17 million was paid out to settle completion accounts adjustments for the disposals made during the year ended 31 March 2002 of Medical Systems, Data Systems, Commerce Systems and Marconi Optical Components.

NOTES TO THE ACCOUNTS continued



24 ACQUISITIONS AND DISPOSALS continued

C SALES OF INTERESTS IN JOINT VENTURES AND ASSOCIATES

On 24 February 2003, following approval from the High Court in the United Kingdom, Marconi Corporation plc completed a return of capital from Ultramast Limited (a joint venture company set up in December 2000 with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to it. As a result of the transaction, Marconi received net cash proceeds of approximately Pound Sterling 41 million.


25 POST RETIREMENT BENEFITS

Marconi operates defined benefit pension plans in the UK, US and Europe, and post retirement benefit plans in the US. The most significant plan is the G.E.C. 1972 Plan (the UK Plan) in the UK. A full actuarial valuation for the UK Plan was carried out as at 5 April 2002 and a valuation for accounting purposes was carried out as at 31 March 2003 by independent qualified actuaries.

For the US Plans, full valuations were carried out at dates between 1 January 2002 and 31 March 2003 and updated as applicable to 31 March 2003 by independent qualified actuaries.

For the European unfunded plans, valuations were carried out for accounting purposes at 31 March 2003 by independent qualified actuaries.

The contributions made to the plans in the accounting period totalled Pound Sterling 20 million (31 March 2002: Pound Sterling 36 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.

Since April 2002, company contributions to the UK Plan were 14.2% of pensionable pay, reducing to 8.2% on 1 November 2002. Other than Italy, where approximately 7.4% of pensionable pay is accrued, the Group is not making significant contributions to its overseas funded plans due to the high surpluses in the schemes at the time of the last funding valuations.

On 26 March 2003, the Group signed a funding agreement with the Pension Benefit Guaranty Corporation (PBGC) for the US defined benefit schemes. Under the agreement, the US businesses will recommence contributions from June 2003 for the normal cost of the schemes of $6 million per year plus enhanced contribution of $9 million per year. Additionally, proceeds from any disposal of a US business shall be used to fund scheme deficits.

The Group operates defined contribution schemes in addition to the defined benefit schemes listed. Contributions to these schemes amounted to Pound Sterling 7 million (31 March 2002: Pound Sterling 25 million).

The major assumptions used by the actuaries to determine the liabilities on a FRS 17 basis for the significant defined benefit plans are set out below:


                                                                  AT 31 MARCH 2003                              At 31 March 2002
AVERAGE ASSUMPTIONS USED                    UK (% PA)     REST OF THE WORLD (% PA)     UK (% pa)        Rest of the world (% pa)
------------------------                    ---------     ------------------------     ---------        ------------------------
Rate of general increase in salaries            4.50%                        4.17%         4.75%                           4.23%
Rate of increase in pensions in payment         2.50%                        1.50%         2.75%                           1.50%
Rate of increase for deferred pensioners        2.50%                          N/A         2.75%                             N/A
Rate of credited interest                       4.00%                          N/A         5.50%                             N/A
Discount rate applied to liabilities            5.25%                        6.00%         6.00%                           6.85%
Inflation assumption                            2.50%                        2.22%         2.75%                           2.25%
                                            ---------     ------------------------     ---------        ------------------------
Expected healthcare trend rates                   N/A         12% PRE AND POST 65,           N/A        6% pre 65, 7.5% post 65,
                                                         REDUCING TO 6% AFTER 2012                     reducing to 5% after 2005
                                            ---------     ------------------------     ---------        ------------------------
Expected prescription drug trend rates            N/A              15% REDUCING TO           N/A                             N/A
                                                                     6% AFTER 2012
                                            =========     ========================     =========        ========================


The UK Plan provides benefits to members on the best of three bases. One of the bases is a money purchase underpin in which credited interest is applied to a percentage of members' contributions. The practice has been revised further between 31 March 2002 and 31 March 2003. The discretionary level of credited interest has been treated as a constructive obligation.

25 POST RETIREMENT BENEFITS continued

PENSION PLANS

The assets in the UK Plan and the expected rates of return were:



                                                                             VALUE AT                            Value at
                                                          LONG-TERM          31 MARCH         Long-term          31 March
                                                           EXPECTED              2003          expected              2002
                                                            RATE OF             POUND           rate of             Pound
                                                             RETURN          STERLING            return          Sterling
                                                                  %           MILLION                 %           million
                                                          ---------          --------         ---------          --------
Equities                                                       8.25%              497              8.25%              685
Bonds                                                          4.84%            1,702              5.25%            1,322
Property                                                       6.75%              111              6.75%              108
Cash                                                           4.00%               30              4.00%              384
                                                          ---------          --------         ---------          --------
TOTAL MARKET VALUE OF ASSETS                                   5.65%            2,340              5.95%            2,499
                                                          ---------          --------         ---------          --------
Present value of plan liabilities                                              (2,535)                             (2,506)
                                                                             --------                            --------
Net pension liability before deferred tax                                        (195)                                 (7)
                                                                             --------                            --------
Deferred tax asset                                                                  -                                   -
                                                                             --------                            --------
Net pension liability before and after deferred tax                              (195)                                 (7)
                                                                             ========                            ========

The assets in the overseas plans and the expected rates of return were:


                                                                             VALUE AT                            Value at
                                                          LONG-TERM          31 MARCH         Long-term          31 March
                                                           EXPECTED              2003          expected              2002
                                                            RATE OF             POUND           rate of             Pound
                                                             RETURN          STERLING            return          Sterling
                                                                  %           MILLION                 %           million
                                                          ---------          --------         ---------          --------
Equities                                                      10.00%               65             10.00%               89
Bonds                                                          6.00%               59              6.00%               71
Other                                                          9.00%               10              9.00%               18
                                                          ---------          --------         ---------          --------
TOTAL MARKET VALUE OF ASSETS                                   8.15%              134              8.30%              178
                                                          ---------          --------         ---------          --------
Present value of plan liabilities                                                (263)                               (259)
                                                                             --------                            --------
Net pension liability before deferred tax                                        (129)                                (81)
                                                                             --------                            --------
Deferred tax liability                                                              -                                  (9)
                                                                             --------                            --------
Net pension liability after deferred tax                                         (129)                                (90)
                                                                             ========                            ========

OTHER POST RETIREMENT BENEFITS
Present value of plan liabilities and net pension
  liability before deferred tax                                                   (29)                                (38)
Deferred tax asset                                                                  -                                   9
                                                                              --------                           --------
Net pension liability after deferred tax                                          (29)                                (29)
                                                                              ========                           ========


ANALYSIS OF THE AMOUNT CHARGED TO OPERATING LOSS


                                                      2003                                              2002
                                             POUND STERLING MILLION                            Pound Sterling million
                              ------------------------------------------------    -----------------------------------------------
                                          REST OF THE          POST                           Rest of the         Post
                                                WORLD    RETIREMENT                                 world   retirement
                              UK PENSION    - PENSION       MEDICAL               UK Pension    - Pension      medical
                                    PLAN        PLANS         PLANS      TOTAL          plan        plans        plans      Total
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Current service cost                  24           10             -         34            37           16            1         54
Past service cost                      -            -            (1)        (1)            -            -            -          -
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
TOTAL SERVICE COST                    24           10            (1)        33            37           16            1         54
                              ==========  ===========    ==========      =====    ==========  ===========   ==========      =====

NOTES TO THE ACCOUNTS continued







25 POST RETIREMENT BENEFITS continued
ANALYSIS OF OTHER AMOUNTS CHARGED TO PROFIT AND LOSS ACCOUNT


                                                      2003                                              2002
                                             POUND STERLING MILLION                            Pound Sterling million
                              ------------------------------------------------    -----------------------------------------------
                                          REST OF THE          POST                           Rest of the         Post
                                                WORLD    RETIREMENT                                 world   retirement
                              UK PENSION    - PENSION       MEDICAL               UK Pension    - Pension      medical
                                    PLAN        PLANS         PLANS      TOTAL          plan        plans        plans      Total
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
(Gain)/loss on settlements             -          (33)            -        (33)           (2)           4          (14)       (12)
Gain on curtailments                 (19)           3            (5)       (21)            -            -            -          -

NET (GAIN)/LOSS CHARGED TO    ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
PROFIT AND LOSS ACCOUNT              (19)         (30)           (5)       (54)           (2)           4          (14)       (12)
                              ==========  ===========    ==========      =====    ==========  ===========   ==========      =====


Of the amounts above Pound Sterling 57 million was credited to non-operating exceptional items and Pound Sterling 3 million was debited to operating profit (31 March 2002: Pound Sterling 12 million credited to operating profit).

ANALYSIS OF THE AMOUNT CREDITED TO OTHER FINANCE INCOME


                                                      2003                                              2002
                                             POUND STERLING MILLION                            Pound Sterling million
                              ------------------------------------------------    -----------------------------------------------
                                          REST OF THE          POST                           Rest of the         Post
                                                WORLD    RETIREMENT                                 world   retirement
                              UK PENSION    - PENSION       MEDICAL               UK Pension    - Pension      medical
                                    PLAN        PLANS         PLANS      TOTAL          plan        plans        plans      Total
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Expected return on pension
scheme assets                       (144)         (13)            -       (157)         (174)         (47)           -       (221)
Interest on pension scheme
liabilities                          144           17             2        163           142           36            3        181
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
TOTAL FINANCE COST/(INCOME)            -            4             2          6           (32)         (11)           3        (40)
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
NET (INCOME)/COST                      5          (16)           (4)       (15)            3            9          (10)         2
                              ==========  ===========    ==========      =====    ==========  ===========   ==========      =====

The net (income)/cost represents the operating charge plus curtailment and settlement gains and losses plus finance cost/(income).

ANALYSIS OF AMOUNT RECOGNISED IN THE CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (STRGL)

                                                      2003                                              2002
                                             POUND STERLING MILLION                            Pound Sterling million
                              ------------------------------------------------    -----------------------------------------------
                                          REST OF THE          POST                           Rest of the         Post
                                                WORLD    RETIREMENT                                 world   retirement
                              UK PENSION    - PENSION       MEDICAL               UK Pension    - Pension      medical
                                    PLAN        PLANS         PLANS      TOTAL          plan        plans        plans      Total
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Expected return less actual
return on pension scheme
assets losses                        147           31             -        178           218           59            -        277
Experience losses and (gains)
arising on the scheme liabilities     (4)           3            (6)        (7)          (20)          10            1         (9)
Changes in assumptions
underlying the present value
of the scheme liabilities losses      66           24             8         98            52           29            2         83
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
ACTUARIAL LOSS RECOGNISED
IN STRGL                             209           58             2        269           250           98            3        351
                              ==========  ===========    ==========      =====    ==========  ===========   ==========      =====


The main element of the amount recognised in the STRGL in both periods has resulted from the difference between the actual rate of return and expected rate of return on the plans' assets. For all the periods actual investment returns in the UK and US plans fell well below expected investment returns resulting in substantial asset losses.

The second largest element has been gains and losses resulting from changes in assumptions underlying the present value of the plans' liabilities. These have resulted principally from the changes in assumptions used at each period end for the plan. These changes in assumptions have resulted in an increase in the present value of liabilities at 31 March 2003 compared with those calculated at 31 March 2002, and have given rise to a loss over the year.

25 POST RETIREMENT BENEFITS continued
MOVEMENT IN (DEFICIT)/SURPLUS DURING THE YEAR

                                                      2003                                              2002
                                             POUND STERLING MILLION                            Pound Sterling million
                              ------------------------------------------------    -----------------------------------------------
                                          REST OF THE          POST                           Rest of the         Post
                                                WORLD    RETIREMENT                                 world   retirement
                              UK PENSION    - PENSION       MEDICAL               UK Pension    - Pension      medical
                                    PLAN        PLANS         PLANS      TOTAL          plan        plans        plans      Total
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
(Deficit)/surplus at the
beginning of the year                 (7)         (81)          (38)      (126)          220           18          (50)       188
Movement in year:
Current service cost                 (24)         (10)            -        (34)          (37)         (16)          (1)       (54)
Past service cost                      -            -             1          1             -            -            -          -
Contributions and
benefit payments                      26            7             4         37            26           10            5         41
Settlement gain/(loss)                 -           33             -         33             2           (4)          14         12
Curtailment gain/(loss)               19           (3)            5         21             -            -            -          -
Other finance income/(charge)          -           (4)           (2)        (6)           32           11           (3)        40
Actuarial gain/(loss)               (209)         (58)           (2)      (269)         (250)         (98)          (3)      (351)
Foreign exchange                       -          (13)            3        (10)            -           (2)           -         (2)
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
DEFICIT AT THE END
OF THE YEAR                         (195)        (129)          (29)      (353)           (7)         (81)         (38)      (126)
                              ==========  ===========    ==========      =====    ==========  ===========   ==========      =====

Contributions to the UK scheme of Pound Sterling 26 million (2002: Pound Sterling 26 million) include Pound Sterling 6 million (2002: Pound Sterling Nil) due from owners of disposed business and are not contributions paid by the Group.

The net (deficit) or surplus before deferred taxation is analysed by jurisdiction as follows:


                                                      2003                                              2002
                                             POUND STERLING MILLION                            Pound Sterling million
                              ------------------------------------------------    -----------------------------------------------
                                          REST OF THE          POST                           Rest of the         Post
                                                WORLD    RETIREMENT                                 world   retirement
                              UK PENSION    - PENSION       MEDICAL               UK Pension    - Pension      medical
                                    PLAN        PLANS         PLANS      TOTAL          plan        plans        plans      Total
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Surpluses                              -            -             -          -             -           28            -         28
Deficits                            (195)        (129)          (29)      (353)           (7)        (109)         (38)      (154)
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
NET DEFICIT AT THE END
OF THE YEAR                         (195)        (129)          (29)      (353)           (7)         (81)         (38)      (126)
                              ==========  ===========    ==========      =====    ==========  ===========   ==========      =====

NOTES TO THE ACCOUNTS continued







25 POST RETIREMENT BENEFITS continued

HISTORY OF EXPERIENCE GAINS AND LOSSES


                                                      2003                                              2002
                                             POUND STERLING MILLION                            Pound Sterling million
                              ------------------------------------------------    -----------------------------------------------
                                          REST OF THE          POST                           Rest of the         Post
                                                WORLD    RETIREMENT                                 world   retirement
                              UK PENSION    - PENSION       MEDICAL               UK Pension    - Pension      medical
                                    PLAN        PLANS         PLANS      TOTAL          plan        plans        plans      Total
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Difference between the
  expected and actual
  return on scheme
  assets losses:
  amount (Pound Sterling
  million)                           147           31             -        178           218           59            -        277
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Percentage of scheme
  assets (%)                         6.3%        23.1%            -        7.2%          8.7%        33.1%           -       10.3%
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Experience losses and (gains)
  on scheme liabilities:
  amount (Pound
  Sterling million)                   (4)           3            (6)        (7)          (20)          10            1         (9)
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Percentage of the present
  value of the scheme
  liabilities (%)                   (0.2)%        1.1%        (20.7)%     (0.3)%        (0.8)%        3.9%         2.6%      (0.3)%
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Total amount recognised
  in statement of total
  recognised gains
  and losses:
  amount (Pound
  Sterling million)                  209           58             2        269           250           98            3        351
                              ----------  -----------    ----------      -----    ----------  -----------   ----------      -----
Percentage of the
  present value
  of the scheme
  liabilities (%)                    8.2%        22.1%          6.9%       9.5%         10.0%        37.8%         7.9%      12.5%
                              ==========  ===========    ==========      =====    ==========  ===========   ==========      =====


26 OTHER INFORMATION

A CONTINGENT LIABILITIES

                                                                GROUP                                COMPANY
                                                     ---------------------------            ---------------------------
                                                         2003               2002                2003               2002
                                                        POUND              Pound               POUND              Pound
                                                     STERLING           Sterling            STERLING           Sterling
                                                      MILLION            million             MILLION            million
                                                     --------           --------            --------           --------
Contingent liabilities at year end                         20                 10                   -                  -
                                                     ========           ========            ========           ========


LITIGATION

Contingent liabilities relate mainly to the cost of legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group.

The Group is engaged in a number of legal proceedings relating to class shareholder actions, patent and other claims under contracts and in respect of a dispute in relation to the purchase of a shareholding. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

GUARANTEES

At 31 March 2003, the Group had provided third parties with guarantees, performance bonds and indemnities, the exercise of which is considered to be remote.

B CAPITAL EXPENDITURE

                                                                GROUP                                COMPANY
                                                     ---------------------------            ---------------------------
                                                         2003               2002                2003               2002
                                                        POUND              Pound               POUND              Pound
                                                     STERLING           Sterling            STERLING           Sterling
                                                      MILLION            million             MILLION            million
                                                     --------           --------            --------           --------
Commitments contracted at year end                          4                  3                   -                  -
                                                     ========           ========            ========           ========

26 OTHER INFORMATION continued

C OPERATING LEASES


                                                                GROUP                                COMPANY
                                                     ---------------------------            ---------------------------
                                                         2003               2002                2003               2002
                                                        POUND              Pound               POUND              Pound
                                                     STERLING           Sterling            STERLING           Sterling
                                                      MILLION            million             MILLION            million
                                                     --------           --------            --------           --------
Charges in the year
   Land and buildings                                      21                 39                   -                  -
   Other items                                             14                 12                   -                  -
                                                     --------           --------            --------           --------
                                                           35                 51                   -                  -
                                                     ========           ========            ========           ========
Amounts  payable under operating leases which
   fall due in the next financial year
      Land and buildings, leases expiring
      Within one year                                       4                  3                   -                  -
      Between two and five years                           23                 10                   -                  -
      After five years                                      9                 44                   -                  -
   Other items, leases expiring
      Within one year                                       3                  3                   -                  -
      Between two and five years                            9                 13                   -                  -
      After five years                                      -                  -                   -                  -
                                                     --------           --------            --------           --------
                                                           48                 73                   -                  -
                                                     ========           ========            ========           ========


D FEES PAID TO AUDITORS


                                                                GROUP                                COMPANY
                                                     ---------------------------            ---------------------------
                                                         2003               2002                2003               2002
                                                        POUND              Pound               POUND              Pound
                                                     STERLING           Sterling            STERLING           Sterling
                                                      MILLION            million             MILLION            million
                                                     --------           --------            --------           --------
Audit services                                              1                  2                   -                  -
Audit-related services                                     13                  4                   -                  -
Tax services and other compliance work                      2                  2                   -                  -
Business support and other services                         1                  3                   -                  -
                                                     --------           --------            --------           --------
                                                           17                 11                   -                  -
                                                     ========           ========            ========           ========


All business support and other services were awarded after a competitive tendering process had been undertaken.

Audit services is the cost of the annual Group audit. Audit related services include costs incurred during the restructuring process including an audit of the Group as at 30 September 2002.

Of the amounts shown above, Pound Sterling 13.3 million (31 March 2002: Pound Sterling 9.2 million) was charged to administrative expenditure and Pound Sterling 4.1 million (31 March 2002: Pound Sterling 1.4 million) against our disposal programme as a non-operating exceptional item. Pound Sterling 7.9 million (31 March 2002: Pound Sterling 5.0 million) of the amounts charged to administrative expenditure have been classified as exceptional items associated with the restructuring of the Group's activities of which Pound Sterling 7.9 million (31 March 2002: Pound Sterling 1.4 million) related to the costs of the financial restructuring. Pound Sterling Nil (31 March 2002: Pound Sterling 0.1 million) was capitalised as part of the investment in newly acquired subsidiaries.

NOTICE OF MEETING







NOTICE IS HEREBY GIVEN that the ANNUAL GENERAL MEETING of Marconi plc will be held at Central Hall, Storey's Gate, Westminster, London SW1H 9NH on Thursday, 25 September 2003 at 11.00 am for the following purposes:

ORDINARY BUSINESS

1. To receive the accounts and the reports of the directors and the auditors thereon, for the year ended 31 March 2003. (RESOLUTION 1)

2. To approve the directors' remuneration report for the year ended 31 March 2003. (RESOLUTION 2)

3.   To reappoint Mr C C Holden as a director of the Company. (RESOLUTION 3)

4.   To reappoint Mr C J Shaw as a director of the Company. (RESOLUTION 4)

5.   To reappoint Mr J J White as a director of the Company. (RESOLUTION 5)

6. To reappoint Deloitte & Touche LLP as auditors of the Company and to authorise the directors to determine their remuneration. (RESOLUTION 6)

SPECIAL BUSINESS by Special Resolution

7.   To change the name of the Company to M (2003) plc. (RESOLUTION 7)


By Order of the Board
MARCONI PLC








K D SMITH
Secretary
New Century Park, PO Box 53
Coventry, Warwickshire CV3 1HJ

4 August 2003


NOTES:

1. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a Member. The enclosed form of proxy should be lodged with the Registrar not less than 48 hours before the time of the Meeting. The lodging of a proxy form will not preclude a Member from attending the Meeting.

2. The vote on Resolution 2 is an advisory vote and arises from the Directors' Remuneration Report Regulations 2002.

3. Mr C C Holden was appointed to the Board of directors during the year ended 31 March 2003 and as such, will be standing for reappointment as required by the articles of association of the Company. Following the approval of the accounts and the report of the directors for the year ended 31 March 2003, it is intended that Mr C J Shaw and Mr J J White will be appointed as directors of the Company. Accordingly they will be standing for reappointment as required by the articles of association of the Company.

4. For the purposes of regulation 41 of the Uncertificated Securities Regulations 2001, the members entitled to attend and vote at the Annual General Meeting shall be those entered in the Company's Register of Members at 11.00 am on 23 September 2003. Any subsequent changes to the Register shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

5. On 1 August 2003 Deloitte & Touche transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Company has given its consent to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MARCONI PLC

                                            By:   /s/ K Smith
                                            ----------------------------
                                            Name: K Smith
Date: August